Exhibit 99.1

News Release

August 8, 2013

TELUS reports second quarter 2013 results

Strong Consolidated Revenue growth driven by Wireless and Wireline

Normalized EBITDA up 6.5 per cent

Double digit Adjusted Net income and Adjusted EPS growth

Returning $1.175 billion of capital to shareholders through July

Vancouver, B.C. — TELUS Corporation’s second quarter 2013 revenue increased by six per cent to $2.83 billion from a year earlier while earnings before interest, taxes, depreciation and amortization (EBITDA) increased by three per cent to $1.0 billion. Normalized EBITDA increased by 6.5 per cent to $1.04 billion. Basic Earnings per share (EPS) declined by two cents to $0.44, however, Adjusted EPS rose 12.5 per cent to $0.54.

The $161 million increase in consolidated revenue was generated by six per cent growth in both wireless and wireline revenue. This strong growth was supported by continued subscriber additions and higher average revenue per unit (ARPU) across all growth services including wireless, Optik TV and high-speed Internet services. Higher consolidated normalized EBITDA reflects growth in both normalized wireless and wireline EBITDA of six and seven per cent, respectively.

TELUS’ total customer base of nearly 13.2 million increased by 83,000 customers in the second quarter and reflects the net addition of 100,000 postpaid wireless customers, 31,000 TV subscribers and 13,000 high-speed Internet customers. This was partially offset by the loss of prepaid wireless customers and legacy wireline services. TELUS’ total wireless base of 7.7 million is up 3.5 per cent year-over-year, the TELUS TV subscriber base of 743,000 is up 25 per cent and high-speed Internet connections are up six per cent to 1.36 million.

Simple cash flow (EBITDA less capital expenditures) increased $65 million or 15 per cent to $487 million. However, free cash flow of $192 million in the second quarter was down 32 per cent, reflecting accelerated in-year contributions to defined benefit pension plans, as well as higher cash income taxes, as expected.

During the quarter TELUS returned $490 million to shareholders, including $209 million in dividends and $281 million in share purchases. For the seven months ended July 2013, the company has returned $1.175 billion to shareholders, including $639 million in dividend payments and $536 million in share purchases.

FINANCIAL HIGHLIGHTS

  C$ and in millions, except per share amounts

	Three months ended June 30		per cent
(unaudited)	2013	2012	change
Operating revenues	2,826	2,665	6.1
Operating expenses before depreciation and amortization(1)	1,828	1,695	7.8
EBITDA(1)(2)	998	970	2.9
Normalized EBITDA(1)(2)(3)	1,037	975	6.5
Net income(1)	286	299	(4.3)
Adjusted net income(1)(4)	354	312	13.5
Basic earnings per share (EPS)(1)	0.44	0.46	(4.4)
Adjusted EPS(1)(4)	0.54	0.48	12.5
Capital expenditures	511	548	(6.6)
Free cash flow(5)	192	284	(32.4)
Total customer connections(6)	13.16	12.84	2.4

(1)             Figures for 2012 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011).

(2)             EBITDA does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation, see Section 11.1 in the accompanying 2013 second quarter Management’s discussion and analysis (MD&A).

(3)             Normalized EBITDA does not have any standardized meaning prescribed by IFRS-IASB. This term is defined in this news release as EBITDA excluding Restructuring and other like costs, and the gain net of equity losses related to TELUS Garden residential real estate partnership. For the second quarter of 2013 and 2012 Restructuring and other like costs were $39 million and $13 million, respectively, while the gain net of equity losses related to TELUS Garden  was $nil and $8 million, respectively.

(4)             Adjusted net income and Adjusted EPS do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding (after income taxes): 1) Gain net of equity losses related to TELUS Garden residential real estate partnership; 2) Restructuring and other like costs; 3) Long-term debt pre-payment premium; and 4) Income tax-related adjustments. For further analysis of the aforementioned items see Section 1.3 in the accompanying 2013 second quarter MD&A.

(5)             Free cash flow does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation, see Section 11.2 in the accompanying 2013 second quarter MD&A.

(6)             Sum of wireless subscribers, network access lines, total Internet subscribers and TELUS TV subscribers (IPTV and satellite TV). Effective with the second quarter of 2013 and on a prospective basis, machine-to-machine (M2M) subscriptions have been excluded from all subscriber-based measures. Cumulative subscribers include an April 1, 2013 opening balance adjustment to remove approximately 76,000 M2M subscriptions.

Darren Entwistle, TELUS President and CEO said, “TELUS continues to generate strong operating and financial results driven by both the wireless and wireline segments of our business, which is significantly differentiating us from our global peers. Our steadfast focus on making investments in advanced broadband data technology and services coupled with our unwavering commitment to putting customers first continues to enhance the loyalty of our existing client base, attract new customers and generate strong bottom line growth. This is evidenced in our second quarter results that realised 100,000 new postpaid wireless customers, 31,000 additional TV subscribers, 13,000 more high-speed Internet customers and an industry-leading low postpaid wireless churn rate of only 1.03 per cent per month. Revenue and normalized EBITDA growth of more than six per cent were driven by both wireless and wireline and clearly demonstrate the growing robustness of our wireline financial results.”

Mr. Entwistle noted, “Supported by our strong cash flow position and balance sheet, we have returned $1.175 billion to our shareholders in the first seven months of 2013 through dividends and share purchases. Additionally, we have recently received regulatory approval to double our share purchase program in 2013 to up to $1 billion or 31.9 million shares. It is our intention, subject to on-going Board assessment, to continue this share purchase program for up to $500 million in 2014, 2015 and 2016 for a total of up to $2.5 billion. These initiatives, coupled with our multi-year 10 per cent annual dividend growth program, are consistent with our goal of providing on-going and superior investment returns to TELUS shareholders. Owing to the excellence of our winning strategy since 2000, TELUS has earned the position of being one of the few companies in the world that can simultaneously make significant investments in broadband technology and client services that underpin our future success and as well, return cash to investors on a material and sustained basis.”

Mr. Entwistle added, “Recent reports from the OECD and the CRTC-commissioned Wall Report confirm that Canadians have access to the best quality wireless service in the world, reflecting the significant investments made by TELUS and other Canadian carriers in network coverage and technology. The OECD report ranked Canada first in investment per capita amongst the 34 countries in their study. By contrast, the European Commission recently issued a report that cited that three-quarters of Europeans have no access to the 4G LTE wireless service that is already available to nearly 80 per cent of Canadians. Moreover, Canada’s superior investment in wireless technology has led to our country being ranked second in mobile data speeds, surpassing the U.S. and the U.K. by being three to nine times faster, respectively. Finally, these reports show that wireless pricing in Canada falls in the middle compared with its G7 peers across all combinations of voice and data services.”

John Gossling, TELUS Executive Vice-President and CFO said “TELUS’ robust cash flow, strong financial position and modest debt leverage ratio support our increased return of cash to shareholders while giving TELUS ample flexibility to invest in our business operations and participate in future spectrum auctions. Solid year-to-date results put TELUS on track to achieve our revenue and profitability targets set out for 2013, which we reaffirmed today.”

Mr. Gossling added, “The entire TELUS leadership team continues to focus on streamlining our business to focus resources on key growth areas of our business while adapting to declining revenue from traditional phone services. We tripled our restructuring investments to $39 million in the second quarter compared to a year ago and have raised our restructuring estimate for the full year by $25 million to $100 million.”

TELUS has reaffirmed its full year 2013 targets on all eight financial metrics announced in mid-February 2013. The Company is increasing its full year 2013 restructuring and other like costs assumption by $25 million to $100 million after recording $50 million in the first half of the year. With the increase in the B.C. corporate income tax rate, the Company is raising its blended statutory income tax rate assumption to between 25.5 and 26.5 per cent, up by 0.5 points on both the low and high end of the original range. The Company is increasing its assumption for net financing costs by $40 million to $440 million, after our second quarter financing activities, including the $23 million second quarter long-term debt prepayment premium. In addition, the Company lowered its assumption for depreciation and amortization expense from approximately $1.9 billion to approximately $1.85 billion primarily due to adjustments resulting from the Company’s continuing program of asset life studies.

This news release contains statements about financial and operating performance of TELUS and future events, including with respect to future normal course issuer bids, that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2013 annual guidance, CEO three-year goals to 2013 for EPS and free cash flow growth to 2013 excluding spectrum costs, semi-annual dividend increases to 2016, ability to sustain and complete multi-year share purchase programs to 2016), qualifications and risk factors referred to in the first and second quarter Management’s discussion and analysis, in the 2012 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

OPERATING HIGHLIGHTS

TELUS wireless

•                  External wireless revenues increased by $82 million or 5.9 per cent to $1.5 billion in the second quarter of 2013, compared to the same period a year ago, driven by continued growth in data services and postpaid subscribers.

•                  Data revenue increased by $89 million or 17 per cent to $601 million, representing 43 per cent of wireless network revenue in the quarter. Data ARPU increased by $3.12 or 13 per cent to $26.44. These increases were due to continued strong adoption and usage of smartphones and data applications and higher roaming volumes.

•               Blended ARPU increased by $0.83 or 1.4 per cent to $61.12 as data ARPU growth more than offset a 6.2 per cent voice ARPU decline. This is the eleventh consecutive quarter of year-over-year growth in blended ARPU.

•                  Monthly postpaid subscriber churn was 1.03 per cent, up three basis points from a year ago, while blended churn increased slightly by one basis point to 1.40 per cent. TELUS’ stable churn reflects the Company’s successful Customers First service approach, investments in retention and lower churn on smartphones.

•                  Postpaid net additions of 100,000 were partially offset by a loss of 21,000 lower-ARPU prepaid subscribers for net additions of 79,000 as compared to 86,000 a year ago. Total wireless subscribers were up 3.5 per cent from a year ago to 7.7 million, while the proportion of high-value postpaid subscribers grew to 86 per cent of the base. Smartphone subscribers now represent 71 per cent of TELUS’ postpaid base, up from 59 per cent a year ago.

•                  Reported wireless EBITDA of $666 million increased by $32 million or 5.1 per cent over last year due to network revenue growth. The EBITDA margin based on total network revenue increased slightly to 47.4 per cent. EBITDA excluding restructuring and other like costs increased by $38 million or six per cent to $676 million or 48.1 per cent on total network revenue.

•                  Wireless simple cash flow (EBITDA less capital expenditures) increased by $55 million to $495 million in the quarter due to higher EBITDA and $23 million lower capital expenditures.

TELUS wireline

•                  External wireline revenues increased by $79 million or 6.3 per cent to $1.3 billion in the second quarter of 2013, when compared with the same period a year ago. This growth was generated by increased data service revenue, partially offset by declines in legacy voice revenues.

•                  Data service and equipment revenues increased by $103 million or 15 per cent, due primarily to strong growth in TELUS TV subscribers, high-speed Internet and enhanced data services, combined with TV and high-speed Internet rate increases.

•                  Total TV additions of 31,000 were lower by 12,000 over the same quarter last year partly due to lower gross additions. The total TV subscriber base of 743,000 increased by 148,000 or 25 per cent from a year ago.

•                 High-speed Internet net additions of 13,000 were lower by 7,000 over the same quarter a year ago due to lower gross additions, partially offset by an improvement in churn. TELUS’ high-speed subscriber base of 1.36 million is up 78,000 or 6.1 per cent from a year ago.

•                  Total network access lines declined by 4.7 per cent from a year ago to 3.3 million. Residential lines were down 7.2 per cent over last year, reflecting ongoing wireless and Internet substitution and competition. Business lines were down 1.9 per cent over last year, reflecting ongoing price-based competition in the small and medium business market and customer adoption of IP services.

•                  Reported wireline EBITDA of $332 million decreased by $4 million or 1.4 per cent year over year due to significantly higher restructuring and other like costs of $29 million. Normalized EBITDA increased by $24 million or 7.3 per cent to $361 million, reflecting improving Optik TV and Internet margins helped by a lower cost of subscriber acquisition and subscriber and ARPU growth.

•                  Wireline simple cash flow (EBITDA less capital expenditures) improved year-over-year by $10 million due to lower capital expenditures. Normalized EBITDA less capital expenditures of $21 million increased by $38 million in the quarter due to growth in normalized EBITDA and lower capital expenditures.

CORPORATE AND BUSINESS DEVELOPMENTS

TELUS increases share purchase program to $1 billion for 2013

In May 2013, the Toronto Stock Exchange (TSX) approved the our Normal course issuer bid (NCIB) to purchase up to 15 million of TELUS’ outstanding Common Shares (up to $500 million), until December 31, 2013. On July 23, the TSX authorized an amendment to the NCIB to increase the maximum number of Common Shares we may purchase for cancellation to 31.9 million (up to $1.0 billion) until December 31, 2013. All other terms of the NCIB remain unchanged.

As of July 31, TELUS has purchased for cancellation approximately 16.5 million of its common shares for over $536 million under the share purchase program.

TELUS’ Board of Directors believes that such share purchases are in the best interest of TELUS and that such purchases constitute an attractive investment opportunity and desirable use of TELUS’ funds that should enhance the value of the remaining shares.

In addition, TELUS currently intends to renew its NCIB share purchase program in each of the next three years in order to permit purchases for up to $500 million in each calendar year. Future NCIBs will be dependent on earnings and free cash flow, subject to Board assessment and determination, and obtaining regulatory (including TSX) approvals. There cannot be any assurance as to how many shares, if any, will ultimately be acquired by TELUS under any NCIB.

Experienced executive Raymond Chan joins TELUS Board of Directors

TELUS is pleased to announce Baytex Executive Chairman Raymond Chan has been appointed to the TELUS Board of Directors. This appointment furthers TELUS’ commitment to recruit outstanding board members that make TELUS stronger through their wide range of experience across Canada. The Alberta-based Mr. Chan is a Chartered Accountant and has held senior executive positions in Canada’s oil and gas industry since 1982. He first joined Baytex as senior vice-president and Chief Financial Officer in 1998 and went on to serve as President and Chief Executive Officer from 2003 through 2007, then Chief Executive Officer from November of 2007 through December of 2008. He transitioned to Executive Chairman in January of 2009 and continues to serve in that role. He has served on numerous boards in the last 15 years including the TMX Group and the Alberta Children’s Hospital Foundation. He is also Chairman of TORC Oil & Gas.

Dividend Declaration

The Board of Directors has declared a quarterly dividend of thirty-four cents ($0.34) Canadian per share on the issued and outstanding Common Shares of the Company payable on October 1, 2013 to holders of record at the close of business on September 10, 2013.

This third quarter dividend represents a 3.5 cent or 11.5 per cent increase from the $0.305 quarterly dividend per share paid a year ago on October 1, 2012.

About TELUS

TELUS (TSX: T, NYSE: TU) is a leading national telecommunications company in Canada, with $11.2 billion of annual revenue and 13.2 million customer connections, including 7.7 million wireless subscribers, 3.3 million wireline network access lines, 1.4 million Internet subscribers and 743,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $300 million to charitable and not-for-profit organizations and volunteered 4.8 million hours of service to local communities since 2000. Fourteen TELUS Community Boards lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Robert Mitchell (647) 837-1606 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of investor webcast call, supplementary financial information and our full 2012 annual report at telus.com/investors.

TELUS’ second quarter 2013 conference call is scheduled for August 8, 2013 at 12 p.m. (noon) ET and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on August 8 until November 7 at 1-855-201-2300. Please use reference number 1045101# and access code 35175. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

TELUS CORPORATION

Management’s discussion and analysis

2013 Q2

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation. The terms TELUS, the Company, “we,” “us” or “our” refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. By their nature, forward-looking statements are subject to inherent risks and uncertainties, and require us to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, and reserve the right to change, at any time at our sole discretion, our current practice of updating annual targets and guidance. Annual targets, guidance and related assumptions for 2013, as well as risk factors and CEO goals, are described in our 2012 annual report. In addition, see Section 9 Annual guidance for 2013 in this MD&A.

Factors that could cause actual performance to differ materially include, but are not limited to:

•                  Competition including: continued intense competitive rivalry across all services among established telecommunications companies, advanced wireless services (AWS) entrants, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; active price and brand competition; our ability to offer an enhanced customer service experience; network access line (NAL) losses; subscriber additions and retention experience and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (ARPU) such as through flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; levels of smartphone sales and associated subsidy levels; and ability to obtain and offer data content across multiple devices on wireless and TV platforms. In addition, Verizon Communications is exploring entry into Canada’s wireless market and may participate in the January 2014 wireless spectrum auction, which could impact the future competitive wireless landscape in Canada and dynamic and cost of future auctioned spectrum.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines such as through substitution to messaging and OTT applications like Skype; substitution to Wi-Fi services from wireless services; and OTT IP services that may cannibalize TV and entertainment services.

•                  Technology including: subscriber demand for data that challenges wireless network and spectrum capacity, and service levels; reliance on systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband); reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (LTE) wireless technology; dependence of our rural LTE roll-out strategy on acquiring spectrum in the 700 MHz band; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of future decommissioning of iDEN and CDMA wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depends on third-party suppliers.

•                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments in the United States, Europe, Asia, emerging markets and elsewhere; future interest rates; pension investment returns and funding; and future exchange rates between Canadian dollars and U.S. dollars.

•                  Capital expenditure and spectrum licence expenditure levels in 2013 and beyond due to our wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, new IDC initiatives, and Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz band currently expected to commence in January 2014 and the 2,500-2,690 MHz bands currently expected later in 2014.

•                  Financing and debt requirements including ability to carry out refinancing activities.

•                  Ability to sustain dividend growth program of circa 10% per annum through 2016, which may be affected by factors such as regulatory and government decisions, competitive environment, reasonable economic performance in Canada, our earnings and free cash flow, and capital expenditure and spectrum auction requirements. Quarterly dividend decisions are subject to our Board of Director’s assessment and determination based on the Company’s financial situation and outlook.

•                  Ability to sustain and complete multi-year share purchase programs through 2016, which may be affected by factors such as regulatory and government decisions, competitive environment, reasonable economic performance in Canada, our earnings and free cash flow, capital expenditure and spectrum auction requirements, change in intention to purchase shares, and the assessment and determination of our Board of Directors from time to time.

•                  Regulatory approvals and developments including: future spectrum auctions and rules for the 700 MHz and 2,500-2,690 MHz bands (including the timing of the auctions, limitations on incumbent wireless providers, advantages provided to foreign participants and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the CRTC’s review of mandated wholesale services, including consideration of mandated competitor access to fibre-to-the-premise facilities; whether application and ongoing enforcement of new regulatory safeguards regarding vertical integration by competitors into broadcast content ownership prove to be effective; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; increased foreign control of certain AWS wireless entrants; interpretation and application of tower sharing and roaming rules; potential conflicts between non-harmonized provincial consumer protection legislation and the new Canadian Radio-television and Telecommunications Commission (CRTC) mandatory national wireless code, which is effective December 2, 2013; and uncertainty around the outcome of the legal challenge to the retroactivity of the wireless code to contracts entered into between June 2012 and December 2, 2013.

•                  Human resource matters including employee retention and recruitment.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings net of restructuring and other like costs without losing customer service focus or negatively impacting client care. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA) of $250 million by 2015; business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

•                  Process risks including: reliance on legacy systems and ability to implement and support new products and services; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; and real estate joint venture development risks.

•                  Tax matters including: a general tendency by tax collection authorities to adopt more aggressive auditing practices; possible future increases in corporate income tax rates; the Canadian federal government’s enacted policy change that eliminates the ability to defer income taxes through the use of different tax year-ends for operating partnerships and corporate partners, which is expected to increase income tax payments commencing in 2014; and international tax complexity and compliance.

•                  Business continuity events including: human-caused threats such as electronic attacks and human errors; equipment failures; supply chain disruptions; natural disaster threats; and effectiveness of business continuity and disaster recovery plans and responses.

•                  Acquisitions or divestitures including realizing expected strategic benefits.

•                  Health, safety and environmental developments; Litigation and legal matters; and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the SEC in the United States, including Form 40-F (on EDGAR at sec.gov). For further information, see Section 10: Risks and risk management in the annual 2012 TELUS MD&A and updates in Section 10 of this MD&A.

Management’s discussion and analysis (MD&A)

August 8, 2013

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the three-month and six-month periods ended June 30, 2013, and should be read together with TELUS’ Condensed interim consolidated financial statements dated June 30, 2013. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements at the beginning of MD&A.

The generally accepted accounting principles (GAAP) we use are International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian GAAP for publicly accountable enterprises. The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. The Condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. All amounts are in Canadian dollars unless otherwise specified.

Management’s discussion and analysis contents

Section	Description
1. Introduction	A summary of TELUS’ consolidated results for the second quarter and first six months of 2013
2. Core business and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3. Key performance drivers	An outline of our 2013 priorities
4. Capabilities	An update of factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5. Discussion of operations	A discussion of consolidated and segmented operating performance
6. Changes in financial position	A discussion of changes in the Consolidated statements of financial position for the six-month period ended June 30, 2013
7. Liquidity and capital resources	A discussion of operating cash flows, investing and financing activities, as well as liquidity, credit facilities and other disclosures
8. Critical accounting estimates and accounting policy developments	Accounting estimates that are critical to determining financial results, and effects of applying amended accounting standards
9. Annual guidance for 2013	Reaffirmed guidance for the full year of 2013
10. Risks and risk management	Risks and uncertainties facing us
11. Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures that we use.

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. We determine whether or not information is material based on whether we believe a reasonable investor’s decision to buy, sell or hold TELUS securities would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Condensed interim consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

We have issued guidance on, and report on, certain non-GAAP measures used to evaluate the performance of TELUS and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and to manage the capital structure. As non-GAAP measures do not generally have a standardized meaning, securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure (see Section 11).

1.2 Canada’s economy

We estimate economic growth in Canada will be 1.7% in 2013 and 2.5% for 2014 and 2015, based on a composite of estimates from Canadian banks and other sources. The Bank of Canada’s July Monetary Policy Report projects economic growth for Canada at 1.8% in 2013 and 2.7% in both 2014 and 2015. In addition, Statistics Canada’s Labour Force Survey reported the June 2013 national unemployment rate at 7.1% (7.1% in December 2012; 7.2% in June 2012).

1.3 Consolidated highlights

Application of accounting standard IAS 19 Employee benefits (amended 2011)

Effective January 1, 2013, we have applied the amended standard effective for fiscal 2013 with the required retrospective application to prior periods. Prior period financial statement line items that have been adjusted include: Employee benefits expense, Financing costs, Income taxes, Net income and Net income per equity share (earnings per share). See Section 8.2 Accounting policy developments.

Two-for-one stock split completed

On March 14, 2013, we announced a subdivision of our Common Shares on a two-for-one basis (“two-for-one stock split”). On April 16, 2013, TELUS shareholders received one additional share for each share owned on the record date of April 15, 2013. All information pertaining to shares outstanding and per-share amounts in this MD&A for periods before April 16, 2013, reflects retrospective treatment of the stock split.

Share purchase program

On May 21, 2013, the Toronto Stock Exchange (TSX) approved our Normal course issuer bid (NCIB) to purchase up to 15 million of our outstanding Common Shares (up to $500 million), until December 31, 2013. On July 23, 2013, the TSX authorized an amendment to our NCIB to increase the maximum number of Common Shares we may purchase for cancellation to 31.9 million, or a maximum amount of $1.0 billion until December 31, 2013. All other terms of the NCIB remain unchanged. We believe that such purchases are in the best interest of TELUS and that such purchases constitute an attractive investment opportunity and desirable use of our funds that should enhance the value of the remaining shares. Security holders may obtain copies of the notices filed with the TSX without charge by contacting TELUS Investor Relations. As of July 31, 2013, we had purchased approximately 16.5 million shares for a total cost of $536 million under the program. See Share purchase program in Section 4.3.

Highlights

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, unless noted otherwise)	2013	2012	Change		2013	2012	Change
Consolidated statements of income
Operating revenues	2,826	2,665	6.1%		5,582	5,296	5.4%
Operating income (1)	552	514	7.3%		1,135	1,025	10.6%
Income before income taxes (1)	420	418	0.5%		907	843	7.6%
Net income (1)	286	299	(4.3)%		648	618	4.9%

Net income per equity share (1)(2)(3)
Basic (basic EPS) ($)	0.44	0.46	(4.4)%		0.99	0.95	4.6%
Diluted ($)	0.44	0.46	(4.3)%		0.99	0.94	4.7%
Cash dividends declared per equity share (2)(4) ($)	0.34	—	n/m		0.660	0.595	10.9%

Basic weighted-average equity shares (2) outstanding (millions)	652	651	0.2%		653	651	0.3%
Consolidated statements of cash flows
Cash provided by operating activities	707	788	(10.3)%		1,436	1,551	(7.4)%

Cash used by investing activities	514	540	(4.8)%		1,050	1,054	(0.4)%
Capital expenditures (5)	511	548	(6.6)%		978	989	(1.1)%

Cash provided (used) by financing activities	57	(244)	n/m		(221)	(471)	53.1%
Other highlights
Subscriber connections (6) (thousands)					13,156	12,844	2.4%
EBITDA (1)(7)	998	970	2.9%		2,032	1,951	4.1%
Restructuring and other like costs included in EBITDA (7)	39	13	n/m		50	26	97.4%
EBITDA excluding restructuring and other like costs (7)	1,037	983	5.7%		2,082	1,977	5.4%
EBITDA margin (%) (8)	35.3	36.4	(1.1	)pts.	36.4	36.8	(0.4	)pts.
EBITDA margin excluding restructuring and other like costs (%)	36.7	36.8	(0.1	)pts.	37.3	37.3	—	pts.
Free cash flow (7)	192	284	(32.4)%		550	642	(14.3)%
Net debt to EBITDA — excluding restructuring and other like costs (1)(7) (times)					1.7	1.8	(0.1)

Notations used in MD&A: n/a — Not applicable; n/m — Not meaningful; n/r — Not reported; pts. — Percentage points.

(1)         Figures for 2012 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011).

(2)         Adjusted for the 2-for-1 stock split effective April 16, 2013.

(3)         Equity shares: Common Shares since February 4, 2013; Common Shares and Non-Voting Shares prior to February 4, 2013.

(4)         In 2012, the second quarter dividend of 30.5 cents per share was declared in February and paid on July 3.

(5)         Capital expenditures include assets purchased, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences on the Consolidated statements of cash flows.

(6)         The sum of wireless subscribers, NALs, Internet access subscribers and TELUS TV subscribers (Optik TV™ subscribers and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Effective with the second quarter of 2013 and on a prospective basis, wireless machine-to-machine (M2M) subscriptions have been excluded. Cumulative subscriber connections include an April 1, 2013, adjustment to remove approximately 76,000 M2M subscriptions.

(7)         Non-GAAP measures. See Section 11.1 EBITDA, Section 11.2 Free cash flow and Section 11.4 Definitions of liquidity and capital resource measures.

(8)         EBITDA as a percentage of Operating revenues.

Operating highlights

•                  Consolidated Operating revenues increased by $161 million and $286 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012. Wireless network revenues increased year over year by $64 million and $147 million in the quarter and six-month period, respectively, which continue to be driven by growth in subscribers and data usage, while wireless equipment and other revenues increased year over year by $18 million and $24 million in the quarter and six-month period, respectively. Wireline data revenues increased year over year by $103 million and $167 million in the quarter and six-month period, respectively, due to growth in TV, Internet, business process outsourcing services and TELUS Health. These increases were partly offset by ongoing declines in legacy wireline voice revenues.

Wireless monthly blended ARPU was $61.12 in the second quarter of 2013, up $0.83 or 1.4% from the same period in 2012. For the first half of 2013, blended ARPU was $60.63, up $1.04 or 1.7% from the same period in 2012.

•                  Our subscriber connection additions were 83,000 in the second quarter of 2013 and 120,000 for the first six months of 2013. During the 12-month period ended June 30, 2013, our subscriber connections increased by 312,000, composed of 3.5% growth in wireless subscribers, 25% growth in TV subscribers and 6.1% growth in high-speed Internet subscribers, partly offset by a 4.7% decline in total NALs and a decline in the small number of remaining dial-up Internet subscribers.

We increased our postpaid wireless subscribers by a net 100,000 in the second quarter of 2013 and 159,000 for the first half of 2013, as compared to 112,000 and 175,000, respectively, in the same periods in 2012. Our monthly postpaid subscriber churn rates were 1.03% and 1.07% in the second quarter and first six months of 2013, respectively, as compared to 1.00% and 1.07% in the same periods in 2012, respectively.

•                  EBITDA increased year over year by $28 million in the second quarter of 2013 and $81 million in the first six-months of 2013, despite higher restructuring and other like costs. EBITDA excluding restructuring and other like costs increased year over year by $54 million in the second quarter of 2013 and $105 million in the first six months of 2013. See Investing in internal capabilities in Section 2 for further discussion of restructuring and other like costs. The increases in EBITDA excluding restructuring and other like costs reflect wireless network revenue growth and flow through of network revenue to EBITDA, as well as improving high-speed Internet and Optik TV margins, net of approximately $6 million of costs and revenue impacts related to severe flooding in Alberta in June 2013. Flooding costs were substantially all in the wireline segment. We expect that we will incur additional costs and revenue impacts for the Alberta flooding in our third quarter.

EBITDA in 2012 also included pre-tax gains net of equity losses for the TELUS Garden residential real estate partnership of $8 million and $7 million in the second quarter and six-month periods, respectively. We do not anticipate retaining an ownership interest in the TELUS Garden residential partnership after completion of construction.

•                  Operating income increased by $38 million and $110 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012. This resulted from increases in EBITDA, as well as lower amortization expenses.

•                  Income before income taxes increased by $2 million and $64 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012. Higher Operating income was partly offset by higher Financing costs, which included a $23 million expense before income taxes for early redemption of Series CF Notes in the second quarter of 2013.

•                  Income taxes increased by $15 million and $34 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012. Income taxes in the second quarter of 2013 included a $22 million adjustment to revalue deferred income tax liabilities as a result of the substantively enacted increase in B.C. provincial corporate income tax rates from 10% to 11% retroactive to April 1, 2013, as well as $3 million for the increased income tax on earnings to date. In comparison, in the second quarter of 2012 we recorded a $13 million revaluation adjustment resulting from elimination of previously enacted reductions in Ontario corporate income tax rates.

•                  Net income decreased year over year by $13 million in the second quarter of 2013 and increased year over year by $30 million in the first six months of 2013. Excluding the 2012 net gain related to the TELUS Garden residential real estate partnership, restructuring and other like costs, the long-term debt prepayment premium and income tax-related adjustments, Net income increased year over year by $42 million and $87 million, respectively, in the second quarter and first six months of 2013.

Analysis of Net income

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2013	2012	2013	2012
Net income	286	299	648	618
Gain net of equity losses related to TELUS Garden residential real estate partnership, after income taxes	—	(7)	—	(6)
Restructuring and other like costs, after income taxes	29	9	37	19
Long-term debt prepayment premium, after income taxes	17	—	17	—
Income tax-related adjustments (see Section 5.2)	22	11	17	1
Net income excluding the above items	354	312	719	632

•                  Basic EPS decreased year over year by two cents in the second quarter of 2013 and increased year over year by four cents in the first six months of 2013. Excluding the 2012 net gain related to the TELUS Garden residential real estate partnership, restructuring and other like costs, the long-term debt prepayment premium and income tax-

related adjustments, basic EPS increased year over year by approximately six cents and 13 cents, respectively, in the second quarter and first six months of 2013.

Analysis of basic EPS

	Second quarters ended June 30		Six-month periods ended June 30
($)	2013	2012	2013	2012
Basic EPS	0.44	0.46	0.99	0.95
Gain net of equity losses related to TELUS Garden residential real estate partnership after income taxes, per share	—	(0.01)	—	(0.01)
Restructuring and other like costs after income taxes, per share	0.04	0.01	0.06	0.03
Long-term debt prepayment premium after income taxes, per share	0.03	—	0.03	—
Income tax-related adjustments, per share (see Section 5.2)	0.03	0.02	0.02	—
Basic EPS excluding the above items	0.54	0.48	1.10	0.97

•                  Cash dividends declared per equity share: On August 7, 2013, our Board of Directors declared a third quarter dividend of 34 cents per share on the issued and outstanding Common Shares of the Company, payable on October 1, 2013, to shareholders of record at the close of business on September 10, 2013. The third quarter dividend increased by 3.5 cents per share or 11.5% from the 30.5 cent per share dividend one year earlier, consistent with our multi-year dividend growth program (see Section 4.3).

Liquidity and capital resource highlights

•                  We had unutilized credit facilities of more than $2 billion at June 30, 2013, and availability of $100 million under our trade receivables securitization program, which adheres to our objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  The Net debt to EBITDA — excluding restructuring and other like costs ratio for the 12-month period ended June 30, 2013, was 1.7 times after retrospective adjustments to EBITDA for IAS 19 (2011). The ratio remains within our long-term target policy range of 1.5 to 2.0 times. The current ratio is unchanged from 1.7 times (adjusted) at December 31, 2012, and down from 1.8 times (adjusted) at June 30, 2012, due to growth in EBITDA excluding restructuring and other like costs.

•                  Cash provided by operating activities decreased by $81 million and $115 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012. The decreases resulted mainly from accelerated in-year contributions to employee defined benefit plans made in the second quarter of 2013 (year-over-year increases in contributions, net of employee defined benefits expense, of $113 million in the second quarter and $34 million for the six-month period), higher income tax payments (year-over-year increases of $51 million in the quarter and $151 million for the six-month period), as well as the $23 million the long-term debt prepayment premium, which were partly offset by increased EBITDA and working capital and other net changes.

•                  Cash used by investing activities decreased by $26 million and $4 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012. Capital expenditures decreased year over year by $37 million in the quarter and $11 million for the six-month period largely due to our accelerated wireless LTE build out in 2012.

•                  In the second quarter of 2013, Cash provided by financing activities was $57 million, while for the first six months of 2013, Cash used by financing activities was $221 million. Both periods included our second quarter debt financing activities (discussed further below), net of dividend payments and share purchases under our NCIB program. In the comparative periods in 2012, Cash used by financing activities was $244 million in the second quarter and $471 million for the first six months, composed of dividend payments and debt reduction.

On April 1, 2013, we issued $1.7 billion of senior unsecured TELUS Corporation Notes in two series. The net proceeds were used to: fund the early redemption in May 2013 of $700 million of Notes one year ahead of their maturity; fund the June 2013 maturity of $300 million of Notes; and repay outstanding commercial paper. We expect to use residual proceeds for general working capital purposes. These financing activities reduced financing risk by significantly extending the average term to maturity of our debt to 8.8 years at June 30, 2013, from 5.2 years at March 31, 2013.

•                  Free cash flow was $192 million and $550 million in the second quarter and first six months of 2013, respectively, reflecting a year over year decrease of $92 million for both the quarter and six-month period. Accelerated in-year contributions to employee defined benefit plans made in the second quarter of 2013, as well as higher income tax payments and the long-term debt prepayment premium, more than offset increases in EBITDA and lower capital expenditures.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Building national capabilities across data, IP, voice and wireless

In 2013, we continue to invest in wireless capacity and network growth, while investments for urban deployment of 4G LTE have declined, following the roll out of LTE coverage to more than two-thirds of Canada’s population by the end of 2012. We plan to participate in Industry Canada’s auction of 700 MHz spectrum licences currently re-scheduled to commence in January 2014. We are continuing our broadband infrastructure expansion and upgrades, including connecting more businesses, homes and multi-dwelling units directly to fibre optic cable, and expanding rural broadband connections. These investments increase Internet speeds and capacity to support TV, Internet and data service growth, as well as extend the reach of our healthcare solutions. In addition, we plan to open our newest technologically and environmentally advanced cloud computing IDC in Kamloops, B.C. this summer.

Second quarter highlights:

•                  Our LTE network covered approximately 74% of Canada’s population at June 30, 2013, and further increased to more than 77% by early August.

•                  Our high-speed broadband coverage is approximately 2.5 million households across B.C., Alberta and Eastern Quebec at June 30, 2013 (approximately 2.4 million households at the end of 2012).

In respect of the technological and competitive environment in Canada, the Organization for Economic Cooperation and Development (OECD) released its biennial report on communications infrastructure and services in July 2013. The OECD report ranked Canada first in investment per capita amongst the 34 countries in their study. Importantly, both the OECD report and the Wall Report, commissioned by the CRTC and issued in July, show that wireless pricing in Canada falls in the middle compared with G7 peers, across all combinations of voice and data services.

In addition, the OECD report ranked Canada’s wireless networks second in mobile data speeds, or twice the average speeds of those in Germany and Italy, three times the average speeds offered in the U.S. and France, and nine times faster than the U.K. Additionally, the European Commission recently issued a report that cited that three-quarters of Europeans have no access to the 4G LTE wireless service, which is already available to close to 80% of Canadians despite Canada’s expansive topography. These reports confirm that Canadian wireless pricing is competitive internationally, while Canadians have access to the leading wireless networks in the world with superior speed and coverage. This reflects the significant investments by TELUS and other Canadian carriers.

Providing integrated solutions that differentiate TELUS from its competitors

Continuing with our long-standing Clear and Simple approach to wireless pricing and putting our Customers First, in mid-July we announced a new approach to wireless pricing with our new two-year SharePlus plans, effective July 30, 2013. Research and customer feedback indicates that consumers want unlimited Canada-wide talk and text, and the capability to share data among family members and devices. So we added unlimited talk and text to the new plans, and data plans are shareable among devices in the same household. Customers can simply select an unlimited talk and text plan for the device(s) of their choice, and then add a data plan that is shareable across all devices on the account.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS resources on the core business

On July 4, 2013, we announced that we are partnering as equals, with two arm’s length parties, in an office, retail and residential real estate redevelopment project in downtown Calgary, named TELUS Sky. The building will be constructed to Leadership in Energy and Environmental Design (LEED) Platinum standards. Pending zoning and development permit approval, construction is currently estimated to begin in the fall of 2014 and be completed by the end of 2017. We plan to invest in the project predominantly through contribution of our existing real estate holdings, coupled with project debt. We plan to lease space in the new jointly-owned office tower and plan to vacate leased space in TELUS House Calgary upon completion of the new development. This project is another opportunity for us to monetize a portion of our real estate holdings.

In addition, in the second quarter of 2013, we acquired several more TELUS-branded third-party wireless dealership businesses with the goal of providing a focused and consistent customer experience.

Focusing relentlessly on the growth markets of data, IP and wireless

Wireless revenues and wireline data revenues were $2.3 billion in the second quarter of 2013, up by $185 million or 8.7% from the same period in 2012, while wireline voice and other revenues and income were $0.5 billion, down $24 million or 4.4% year over year. Revenues from wireless and data combined now represent 81% of TELUS’ consolidated revenues, as compared to 79% one year ago.

Investing in internal capabilities to build a high-performance culture and efficient operation

We have incurred restructuring costs with the objectives of improving our operating efficiency and effectiveness and address declining profitability in certain areas of our business. Restructuring costs associated with the consolidation of administrative, channel and network real estate were recorded in Goods and services purchased. Employee-related restructuring costs for reorganizing and streamlining business processes, such as certain client care, marketing and support functions, were recorded in Employee benefits expense. Other like costs for incremental external costs in connection with business acquisition activity were recorded in Goods and services purchased.

Restructuring and other like costs

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2013	2012	2013	2012
Goods and services purchased	7	6	8	6
Employee benefits expense	32	7	42	20
Restructuring and other like costs included in EBITDA	39	13	50	26

Going to the market as one team under a common brand, executing a single strategy

Our top corporate priority since 2010 and for the foreseeable future is putting Customers First as we strive to consistently deliver exceptional client experiences and win the hearts and minds of Canadians on our journey to become the most recommended company in the markets we serve. In 2012, we developed four customer commitments that underpin our internal goals and corporate priorities to serve our customers better:

•                  We take ownership of every customer experience

•                  We work as a team to deliver on our promises

•                  We learn from customer feedback and take action to get better, every day

•                  We are friendly, helpful and thoughtful.

3.              Key performance drivers

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

We confirm or set new corporate priorities each year to both advance TELUS’ long-term strategic imperatives and address near-term opportunities and challenges. Corporate priorities are key performance drivers that help achieve performance measures quantified in our public financial targets disclosed in our 2012 annual report. See Section 9 of this MD&A for an update regarding our target for basic EPS, which was adjusted for the 2-for-1 stock split.

Corporate priorities for 2013

Deliver on TELUS’ future friendly brand promise by putting customers first and earning our way to industry leadership in “likelihood to recommend” from our clients

Further strengthen our operational efficiency and effectiveness, thereby fuelling our capacity to invest for future growth

Continue to foster our culture for sustained competitive advantage

Increase our competitive advantage through technology leadership across cohesive broadband networks, Internet data centres, information technology and client applications

Drive TELUS’ leadership position in its chosen business and public sector markets through an intense focus on high-quality execution and economics

Elevate TELUS’ leadership position in healthcare information by leveraging technology to deliver better health outcomes for Canadians.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

Our principal markets and an overview of competition were described in Section 4.1 of our annual 2012 MD&A.

See Section 10.1 for an update on competition risks and Section 10.2 for an update on regulatory matters.

4.2 Operational resources

Our operational resources were described in Section 4.2 of our annual 2012 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

Our capital structure financial policies were described in Section 4.3 of our annual 2012 MD&A and are disclosed in Note 3 of the Condensed interim consolidated financial statements.

Share purchase program

We may purchase TELUS shares for cancellation pursuant to normal course issuer bids (NCIBs) in order to maintain or adjust our capital structure. In May 2013, our Board of Directors authorized, and the TSX approved, our NCIB to purchase up to 15 million of our outstanding Common Shares (up to $500 million) until December 31, 2013, through the facilities of the TSX, the New York Stock Exchange (NYSE) and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations (including privately negotiated block purchases). Pursuant to TSX rules, the maximum number of Common Shares that may be purchased during the same trading day on the TSX is 513,632, subject to certain exceptions for block purchases.

Additionally, we have entered into an automatic share purchase plan with a broker for the purpose of permitting us to purchase Common Shares under our NCIB at such times when we would not be permitted to trade in our own shares during internal blackout periods, including regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters we have established. We record a liability and charge share capital and retained earnings for purchases that may occur during such blackout periods.

On July 23, 2013, the TSX authorized an amendment to our NCIB to increase the maximum number of Common Shares we may purchase to 31.9 million, or a maximum amount of $1.0 billion until December 31, 2013. All other terms of the NCIB remain unchanged. As of July 31, 2013, we had purchased approximately 16.5 million shares under the program for a total cost of $536 million.

We currently intend to renew our NCIB in 2014, 2015 and 2016 in order to permit share purchases for up to $500 million in each calendar year. There can be no assurance that we will purchase the full number of Common Shares authorized under the NCIB, or that we will be in a position to proceed with subsequent NCIBs over the next three years. The NCIBs will be dependent on factors such as regulatory and government decisions, competitive environment, reasonable economic performance in Canada, our earnings and free cash flow, capital expenditure and spectrum auction requirements, and change in intention to purchase shares, and will be subject to our Board’s assessment and determination from time to time.

Report on 2013 financing and capital structure management plans

Pay dividends to the holders of TELUS Common Shares

On May 9, 2013, we announced an intention to target ongoing semi-annual dividend increases, with the annual increase in the range of circa 10% through to the end of 2016. Notwithstanding this, dividend decisions will continue to be subject to our Board’s assessment and determination of our financial situation and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective sustainable net earnings. There can be no assurance that we will maintain a dividend growth program through 2016.

On August 7, 2013, our Board of Directors declared a third quarter dividend of 34 cents per share on the issued and outstanding Common Shares of the Company, payable on October 1, 2013, to shareholders of record at the close of business on September 10, 2013. This third quarter dividend reflects an increase of 3.5 cents or 11.5% from the 30.5 cent per share dividend one year earlier, consistent with our plan for the annual increase to be in the range of circa 10%.

Purchase TELUS Common Shares for cancellation under NCIBs

In July, we increased the maximum number of Common Shares authorized under our current NCIB from 15 million to 31.9 million and increased the maximum amount from $500 million to $1 billion. We purchased 8.4 million shares for $281 million in the second quarter of 2013, and 8.1 million shares for $255 million in July 2013 (see Section 7.3).

Use proceeds from securitized trade receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

Cash provided by operating activities exceeded the use of cash for investing activities by $386 million in the first half of 2013.

We reduced outstanding commercial paper by $245 million to a $nil balance in the first half of 2013.

Proceeds from securitized trade receivables were unchanged at $400 million at June 30, 2013.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — We had unutilized credit facilities of more than $2.0 billion at June 30, 2013, as well as $100 million of additional availability under the trade receivables securitization program. See Section 7.5.

Net debt to EBITDA excluding restructuring and other like costs ratio of 1.5 to 2.0 times — Actual result of 1.7 times at June 30, 2013. See Section 7.4.

Dividend payout ratio guideline of 65 to 75% of sustainable net earnings on a prospective basis — See Section 7.4.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent

At August 8, 2013, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

Our operating segments and reportable segments are wireless and wireline. Segmented information in Note 5 of the Condensed interim consolidated financial statements is regularly reported to our Chief Executive Officer (the chief operating decision maker).

5.2 Summary of quarterly results and trends

Summary of quarterly results

($ in millions, except per share amounts)	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3
Operating revenues	2,826	2,756	2,851	2,774	2,665	2,631	2,690	2,622
Operating expenses
Goods and services purchased	1,222	1,154	1,330	1,222	1,152	1,116	1,316	1,178
Employee benefits expense (1)	606	568	603	562	543	534	528	504
Depreciation and amortization	446	451	478	461	456	470	481	443
Total operating expenses	2,274	2,173	2,411	2,245	2,151	2,120	2,325	2,125
Operating income (1)	552	583	440	529	514	511	365	497
Financing costs (1)	132	96	96	96	96	86	89	93
Income before income taxes (1)	420	487	344	433	418	425	276	404
Income taxes (1)	134	125	81	110	119	106	61	100
Net income (1)	286	362	263	323	299	319	215	304
Net income attributable to equity shares (1)	286	362	263	323	299	319	224	303
Net Income per equity share (1)(2)
– Basic	0.44	0.56	0.40	0.49	0.46	0.49	0.34	0.47
– Diluted	0.44	0.55	0.40	0.49	0.46	0.49	0.34	0.47
Cash dividends declared per equity share (2)(3)	0.34	0.32	0.32	0.305	—	0.595	0.29	0.275
Additional information
EBITDA (1)(4)	998	1,034	918	990	970	981	846	940
Restructuring and other like costs included in EBITDA (5)	39	11	19	3	13	13	16	3

(1)         Periods in 2012 and 2011 have been adjusted for retrospective application of accounting standard IAS 19 Employee benefits (2011).

(2)         Adjusted for the 2-for-1 stock split effective April 16, 2013.

(3)         Dividends declared per share in 2012 Q1 include the first quarter dividend of $0.29 paid April 2, 2012, and the second quarter dividend of $0.305 paid July 3, 2012.

(4)         EBITDA is a non-GAAP measure, which is equivalent to Operating income before depreciation and amortization expenses. See description in Section 11.1 EBITDA.

(5)         See definition of Restructuring and other like costs in Section 11.4.

Trends

The consolidated revenue trend continues to reflect: year-over-year growth in wireless network revenue generated from a growing subscriber base and higher ARPU; wireless equipment revenue that has generally increased year-over-year from an increasing proportion of higher value smartphones for upgrades and new subscribers; and year-over-year growth in wireline data revenues driven by TV, Internet and business process outsourcing services, which exceeds the decline in legacy wireline voice and other revenues.

Increasing wireless network revenue reflects growing data revenue (17% year-over-year growth in the second quarter and first six months of 2013), partly offset by declines in voice revenue (down 2.9% and 1.6% year-over-year in the second quarter and first six months of 2013, respectively). Data growth reflects increased use of data plans and increased data consumption driven by increasing smartphone adoption, as well as increased roaming revenues.

Consequently, blended ARPU has increased year over year for 11 consecutive quarters. Some moderation in the data ARPU growth trend results from competitive pressures driving bigger included-data buckets in rate plans and an increasing number of unlimited messaging rate plans, as well as off-loading of data traffic to increasingly available Wi-Fi hotspots. Voice ARPU declines have slowed for several quarters; the moderation includes the effect of subscribers adopting new bundled and promotional rate plans with higher included minutes. In July 2013, we introduced new two-year wireless rate plans, which may impact future revenue trends and costs of acquisition and retention.

Historically, there has been significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals. These impacts can also typically be more pronounced around iconic device launches. Wireless EBITDA typically decreases in the fourth quarter from heightened competitive intensity. Subscriber additions have typically been lowest in the first quarter. Historically, wireless ARPU has risen sequentially in the second and third quarters due to increased vacation season usage and roaming, and declined sequentially in the fourth and first quarters.

The increasing wireline revenue trend reflects data revenue growth resulting from the continuing expansion of the TELUS TV subscriber base (up 25% in the 12-month period ended June 30, 2013) and rate increases, as well as growth in enhanced data, Internet and business process outsourcing services. Growth in Internet revenues includes expansion of the TELUS high-speed Internet subscriber base (up 6.1% in the 12-month period ended June 30, 2013) as a result of bundling offers with Optik TV and rate increases. A general trend of declining wireline voice revenues and NALs is due to substitution to wireless and IP-based services and applications, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. The general trend for business NALs is a decline due to increased competition in the small and medium business (SMB) market, as well as conversion of voice lines to IP services.

The trend in the Goods and services purchased expense reflects increasing content and support costs for the growing TELUS Optik TV subscriber base, as well as third and fourth quarter wireless expense seasonality described above.

The trend in Employee benefits expenses includes compensation increases; increased full-time equivalent (FTE) staff resulting from acquisitions and targeted hiring to support TV, business and wireless growth; and increased employee-related restructuring costs in 2013.

The sequential decrease in depreciation and amortization in the first and second quarters of 2013 resulted from minor adjustments from our continuing program of asset life studies and lower retirements. Depreciation and amortization expenses in the fourth quarter of 2011 included a $19 million write-down of assets in a foreign operation that were held for sale at December 31, 2011.

Notably, Financing costs in the second quarter of 2013 include a $23 million long-term debt prepayment premium. In addition, Financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income. Interest income from the settlement of prior years’ income tax-related matters was $4 million in the first quarter of 2013, as compared to $10 million in the first quarter of 2012.

The trends in Net income reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Income tax-related adjustments

	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3
Net income impact ($ millions)	(22)	5	10	3	(11)	10	10	—
Basic EPS impact ($)	(0.03)	0.01	0.02	—	(0.02)	0.02	0.01	—

5.3 Consolidated operations

Discussion of TELUS’ consolidated financial performance follows. Segmented discussion is provided in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2013	2012	Change	2013	2012	Change
Service	2,633	2,487	5.9%	5,215	4,930	5.8%
Equipment	177	157	12.7%	338	333	1.5%
Service and equipment revenues	2,810	2,644	6.3%	5,553	5,263	5.5%
Other operating income	16	21	(24.7)%	29	33	(12.3)%
	2,826	2,665	6.1%	5,582	5,296	5.4%

Consolidated Operating revenues increased by $161 million and $286 million in the second quarter and first six months of 2013, respectively,  when compared to the same periods in 2012, including increases in Service and equipment revenues of $166 million and $290 million, respectively.

•                  Service revenue increased year over year by $146 million in the second quarter of 2013 and $285 million in the first six months of 2013. Increases in wireless network revenues and wireline data service revenues were partly offset by a decline in wireline voice revenues.

•                  Equipment revenue increased year over year by $20 million in the second quarter of 2013 and $5 million in the first six months of 2013. Wireless equipment revenues increased year over year by $20 million in the second quarter and $24 million in the six-month period, as a result of higher subscriber acquisition and retention volumes, and a higher proportion of more expensive smartphones in the sales mix. Wireline equipment revenue was unchanged year over year in the second quarter. For the six-month period, wireline equipment revenues decreased by $19 million year over year due to lower March fiscal year-end spending by governments.

•                  Other operating income decreased by $5 million in the second quarter of 2013 and $4 million in the first six months of 2013. The decreases primarily reflect the $8 million gain net of equity losses for the TELUS Garden residential real estate partnership recorded in the second quarter of 2012, partly offset by increased amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Operating expenses

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2013	2012	Change	2013	2012	Change
Goods and services purchased (1)	1,222	1,152	6.0%	2,376	2,268	4.7%
Employee benefits expense (1)	606	543	11.7%	1,174	1,077	9.0%
Depreciation	344	344	0.1%	691	687	0.7%
Amortization of intangible assets	102	112	(8.8)%	206	239	(13.7)%
	2,274	2,151	5.7%	4,447	4,271	4.1%

(1) Includes restructuring and other like costs. See Investing in internal capabilities in Section 2.

Operating expenses increased by $123 million and $176 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012.

•                  Goods and services purchased increased year over year by $70 million in the second quarter of 2013 and $108 million in the first six months of 2013. The increases reflect wireless equipment expenses associated with increased equipment sales, as well as higher costs to support growth in the wireless subscriber base. The increases also reflect higher programming costs for TV services, net of, for the six-month period, lower cost of goods sold associated with lower wireline equipment sales.

•                  Employee benefits expense increased year over year by $63 million in the second quarter of 2013 and $97 million in the first six months of 2013, mainly due to higher compensation and benefit costs, an increase in the number of full-time equivalent employees to provide customer service and technical support, increased restructuring costs for employee-related initiatives, and acquisitions in the fourth quarter of 2012 to expand business process outsourcing services for business customers.

•                  Depreciation was unchanged in the second quarter of 2013 when compared to the same period in 2012. For the first six months of 2013, Depreciation increased by $4 million year over year due to growth in capital assets (such as TV-related assets and the wireless LTE network), partly offset by minor adjustments resulting from our continuing program of asset life studies.

•                  Amortization of intangible assets decreased year over year by $10 million in the second quarter of 2013 and $33 million in the first six months of 2013. The decreases were due to prior-year write-downs, adjustments resulting from our continuing program of asset life studies and an increase in fully amortized software assets, net of increases from new administrative and network software assets and small acquisitions.

Operating income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2013	2012	Change	2013	2012	Change
Operating income	552	514	7.3%	1,135	1,025	10.6%

Operating income increased by $38 million and $110 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012. EBITDA increased year over year by $28 million in the quarter and $81 million for the six-month period, while depreciation and amortization expenses, discussed above, decreased year over year by a net $10 million in the quarter and a net $29 million for the six-month period.

Financing costs

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2013	2012	Change	2013	2012	Change
Interest expenses, excluding long-term debt prepayment premium	100	90	11.1%	189	179	5.6%
Long-term debt prepayment premium	23	—	n/m	23	—	n/m
Employee defined benefit plans net interest	14	11	27.3%	27	22	22.7%
Interest income and foreign exchange gains	(5)	(5)	—	(11)	(19)	42.1%
	132	96	36.6%	228	182	25.2%

Financing costs increased by $36 million and $46 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012. This resulted mainly from our second quarter 2013 financing activities, which reduced refinancing risk and extended our average term-to-maturity of long-term debt to 8.8 years at June 30, 2013, from 5.2 years at March 31, 2013, and increased our Long-term debt and Cash and temporary investments at June 30, 2013. Our weighted average interest rate on long-term debt was 5.07% at June 30, 2013. For additional details, see Long-term debt in Section 7.3.

•                  Interest expenses increased year over year by $10 million in the second quarter and first six months of 2013, mainly due to the increase in long-term debt and repayment of low-rate commercial paper.

•                  Long-term debt prepayment premium is a $23 million expense before income taxes resulting from our early redemption of $700 million of series CF 4.95% Notes one year ahead of their original maturity.

•                  Employee defined benefit plans net interest reflects an increase in the aggregate plan deficit, which was largely offset by the decrease in the discount rate.

•                  Interest income and foreign exchange gains includes $3 million of interest income earned from cash and temporary investments for both the second quarter and first six months of 2013, as compared to $1 million for both the second quarter and first six months of 2012. Interest income recognized for the settlement of prior years’ income tax-related matters was $nil in the second quarter of 2013 and $4 million in the first six months of 2013 ($1 million and $10 million in the second quarter and first six months of 2012, respectively). The balances of amounts were foreign exchange gains.

Income taxes

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except tax rates)	2013	2012	Change		2013	2012	Change
Basic blended income tax at weighted average statutory income tax rates	111	107	3.7%		236	216	9.3%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	22	13	—		22	12	—
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ income tax issues	—	—	—		(1)	(3)	—
Other	1	(1)	—		2	—	—
	134	119	12.7%		259	225	15.0%
Blended statutory tax rates (%)	26.4	25.6	0.8	pts.	26.1	25.6	0.5	pts.
Effective tax rates (%)	31.9	28.5	3.4	pts.	28.6	26.7	1.9	pts.

Basic blended income tax at weighted average statutory income tax rates increased by $4 million and $20 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012. This includes $3 million for the increase in the B.C. provincial statutory income tax rate from 10% to 11% retroactive to April 1, 2013, while the remaining increases were due to growth in pre-tax income. Revaluation of deferred income tax liabilities in the second quarter of 2013 resulted from the B.C. provincial corporate income tax rate increase. Revaluation of deferred income tax liabilities in the second quarter of 2012 resulted from the elimination of previously enacted reductions in Ontario provincial corporate income tax rates.

Comprehensive income

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2013	2012	Change	2013	2012	Change
Net income	286	299	(4.3)%	648	618	4.9%
Other comprehensive income (loss):
Items that may be subsequently reclassified to income	(11)	5	n/m	(8)	2	n/m
Item never subsequently reclassified to income	(77)	(139)	44.6%	91	46	97.8%
	198	165	20.6%	731	666	9.9%

Comprehensive income increased by $33 million and $65 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012. Net income decreased by $13 million year-over-year in the second quarter of 2013 and increased by $30 million year-over-year in the first six months of 2013 (see Operating highlights in Section 1.3). Other comprehensive income includes:

•                  Items that may be subsequently reclassified to income, which are composed of changes in unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments, including an $11 million negative revaluation in the second quarter of 2013.

•                  The Item never subsequently reclassified to income, which is employee defined benefit plans re-measurements.

5.4 Wireless segment

Wireless operating indicators

At June 30	2013	2012	Change
Subscribers (1) (000s)
Postpaid	6,627	6,304	5.1%
Prepaid	1,079	1,143	(5.6)%
Total	7,706	7,447	3.5%
Postpaid proportion of subscriber base (%)	86.0	84.7	1.3	pts.
HSPA+ population coverage (2) (millions)	34.8	34.2	1.8%
LTE population coverage (2) (millions)	26.0	n/r	—

	Second quarters ended June 30				Six-month periods ended June 30
	2013	2012	Change		2013	2012	Change
Subscriber gross additions (000s)
Postpaid	285	284	0.4%		545	541	0.7%
Prepaid	117	110	6.4%		231	216	6.9%
Total	402	394	2.0%		776	757	2.5%
Subscriber net additions (000s)
Postpaid	100	112	(10.7)%		159	175	(9.1)%
Prepaid	(21)	(26)	19.2%		(47)	(67)	29.9%
Total	79	86	(8.1)%		112	108	3.7%
ARPU (3) ($)
Voice	34.68	36.97	(6.2)%		34.58	36.51	(5.3)%
Data	26.44	23.32	13.4%		26.05	23.08	12.9%
Blended	61.12	60.29	1.4%		60.63	59.59	1.7%
Churn, per month (3) (%)
Blended	1.40	1.39	0.01	pts.	1.45	1.47	(0.02	)pts.
Postpaid	1.03	1.00	0.03	pts.	1.07	1.07	—	pts.
COA (4) per gross subscriber addition (3) ($)	374	404	(7.4)%		371	384	(3.4)%
Retention spend to network revenue (3) (%)	10.5	10.7	(0.2	)pts.	10.7	10.7	—	pts.

(1)         Effective with the second quarter of 2013 and on a prospective basis, machine-to-machine (M2M) subscriptions have been excluded from all subscriber-based measures. Cumulative subscribers include an April 1, 2013, opening balance adjustment to remove approximately 76,000 M2M subscriptions.

(2)         Including network access agreements.

(3)         See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)         Cost of acquisition.

Wireless segment revenues increased by $84 million and $175 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012.

Operating revenues — wireless segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions)	2013	2012	Change		2013	2012	Change
Voice	792	817	(2.9)%		1,580	1,607	(1.6)%
Data	601	512	17.3%		1,184	1,010	17.2%
Network revenue	1,393	1,329	4.9%		2,764	2,617	5.6%
Equipment and other	117	99	19.2%		218	194	12.8%
External operating revenues	1,510	1,428	5.9%		2,982	2,811	6.1%
Intersegment network revenue	12	10	21.8%		24	20	18.4%
Total operating revenues	1,522	1,438	5.9%		3,006	2,831	6.2%
Data revenue to network revenue (%)	43	39	4	pts.	43	39	4	pts.

Network revenue from external customers increased by $64 million and $147 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012.

•                  Voice revenue decreased year over year by $25 million in the second quarter of 2013 and $27 million in the first six months of 2013 due to decreasing voice ARPU. Voice ARPU was $34.68 and $34.58 in the second quarter and first six months of 2013, respectively, down $2.29 in the quarter and $1.93 for the six-month period when compared to the same periods in 2012. The decline in voice ARPU is an ongoing but moderating trend, and was due to increased use of included-minute plans for both local and long distance calling, an increasing volume of mobile Internet connection devices and tablet subscriptions where there are no voice revenues, lower voice roaming prices, and an increased penetration of the lower ARPU Koodo® brand, partly offset by increased roaming volumes and rate increases for out-of-bucket minutes.

•                  Data revenue increased year over year by $89 million in the second quarter of 2013 and $174 million in the first six months of 2013, reflecting subscriber growth and increased usage facilitated by high smartphone adoption rates, as well as continued growth in data roaming revenues due to increased volumes and expanding coverage of our LTE network. Data ARPU was $26.44 and $26.05 in the second quarter and first six months of 2013, respectively, up $3.12 in the quarter and $2.97 for the six-month period when compared to the same periods in 2012.

•                  Blended ARPU in the second quarter and first six months of 2013 was $61.12 and $60.63, respectively, reflecting year over year increases of $0.83 in the quarter and $1.04 for the six-month period. This reflects increasing data usage and roaming, partly offset by declining voice ARPU and an increased penetration of the lower ARPU Koodo brand. Blended ARPU has increased year over year for 11 consecutive quarters.

•                  Gross subscriber additions were 402,000 and 776,000 in the second quarter and first six months of 2013, respectively, up by 8,000 and 19,000, respectively, from the same periods in 2012. We attribute the increases to our Customers First initiatives and Clear and Simple approach, which differentiates TELUS in the market, as well as to successful advertising and promotions in an intensely competitive environment. Postpaid gross additions were 285,000 and 545,000 in the second quarter and first six months of 2013, respectively, up slightly from the same periods in 2012. Prepaid gross additions were 117,000 and 231,000 in the second quarter and first six months of 2013, respectively, up over 6% year over year, mainly due to loading activity on Koodo brand prepaid services that were introduced in August 2012.

•                  Net subscriber additions were 79,000 and 112,000 in the second quarter and first six months of 2013, respectively, down by 7,000 for the quarter and up by 4,000 for the first six months in comparison to 2012. Postpaid net additions were 100,000 and 159,000 in the second quarter and first six months of 2013, respectively, down by 12,000 and 16,000, respectively, from the same periods in 2012. The decreases in postpaid net additions were due to increased competitive intensity, including aggressive rate plan promotions by competitors. Net reductions in prepaid subscribers were 21,000 and 47,000 in the second quarter and first six months of 2013, respectively, reflecting improvements of 5,000 and 20,000, respectively, when compared to the same periods in 2012, primarily due to new subscribers attracted to Koodo brand prepaid services. Combined prepaid losses reflect conversions to postpaid services, as well as heightened competitive intensity from lower-value rate plans.

•                  Blended monthly wireless subscriber churn rates were 1.40% and 1.45% in the second quarter and first six months of 2013, respectively, as compared to 1.39% and 1.47% in the second quarter and first six months of 2012, respectively. Blended churn remained relatively flat due to our continued focus on the customer experience, including the elimination of activation and renewal fees in 2012, and a greater percentage of postpaid clients in our subscriber base. While postpaid churn was unchanged in the first six months of 2013 when compared to the same period in 2012, postpaid churn of 1.03% for the second quarter of 2013 was up slightly year over year due to aggressive promotional offers from other incumbents and AWS entrants.

Equipment and other revenues increased year over year by $18 million in the second quarter of 2013 and $24 million in the first six months of 2013. The increases were primarily in equipment revenues resulting from higher acquisition and retention volumes, as well as a greater proportion of smartphones in the sales mix, partly offset by our elimination of activation and renewal fees in the fourth quarter of 2012.

•                  The smartphone adoption rate remained strong at 72% of postpaid gross additions in the second quarter of 2013 (69% in the second quarter of 2012). Smartphone subscribers represented 71% of the postpaid subscriber base at June 30, 2013, as compared to 59% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue per customer.

Intersegment revenue represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expense in the wireline segment.

Operating expenses — wireless segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2013	2012	Change	2013	2012	Change
Equipment sales expenses	299	280	7.1%	581	542	7.4%
Network operating expenses	173	165	5.4%	346	337	2.8%
Marketing expenses	99	102	(2.8)%	189	189	—%
General and administration (G&A) expenses:
Employee benefits expense (1)	160	143	12.1%	317	290	9.0%
Other (1)	125	114	8.8%	241	219	10.0%
Total operating expenses	856	804	6.6%	1,674	1,577	6.2%

(1) Includes restructuring and other like costs. See Investing in internal capabilities in Section 2.

Wireless segment expenses increased by $52 million and $97 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012.

Equipment sales expenses increased year over year by $19 million in the second quarter of 2013 and $39 million in the first six months of 2013. This was due to higher acquisition and retention volumes, as well as an increase in the proportion of smartphones sold to new subscribers and existing clients.

•                  Retention costs as a percentage of network revenue were 10.5% in the second quarter and 10.7% in the first six months of 2013, as compared to 10.7% in the second quarter and first six months of 2012. The decrease in the quarter was primarily due to lower per-unit subsidy costs and commissions, partly offset by higher retention volumes.

•                  COA per gross subscriber addition was $374 in the second quarter of 2013 and $371 for the first six months of 2013, reflecting decreases of $30 and $13, respectively, from the same periods in 2012. The decreases were due to lower per-unit subsidy costs, lower advertising and promotions expenses, and lower commissions.

Network operating expenses increased year over year by $8 million in the second quarter of 2013 and $9 million in the first six months of 2013. Growth in data roaming volumes and increases in operating costs associated with LTE and HSPA network expansion and a one-time roaming-related settlement in the second quarter of 2012 were partly offset by reduced roaming rates and lower negotiated revenue-share and licensing costs.

Marketing expenses decreased year over year by $3 million in the second quarter of 2013 and were unchanged for the first six months of 2013. The decrease for the quarter was primarily due to lower marketing campaign costs.

Total G&A expenses increased year over year by $28 million in the second quarter of 2013 and $49 million in the first six months of 2013, including:

•                  Increases in Employee benefits expenses of $17 million and $27 million for the quarter and six-month period, respectively, resulting from higher compensation and benefit costs, an increase in the number of full-time equivalent employees to provide customer service and technical support for a growing subscriber base and greater smartphone adoption, as well as higher employee-related restructuring costs.

•                  Increases in Other G&A expenses of $11 million and $22 million for the quarter and six-month period, respectively, resulting from higher external labour costs and higher administrative costs to support the growing subscriber base, as well as higher restructuring and other like costs associated with real estate consolidation and business acquisition activity.

EBITDA — wireless segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except margins)	2013	2012	Change		2013	2012	Change
EBITDA	666	634	5.1%		1,332	1,254	6.3%
Restructuring and other like costs included in EBITDA	10	4	173.5%		14	8	76.7%
EBITDA excluding restructuring and other like costs	676	638	6.0%		1,346	1,262	6.7%
EBITDA to total network revenue (1) (%)	47.4	47.3	0.1	pts.	47.8	47.5	0.3	pts.
EBITDA excluding restructuring and other like costs to total network revenue (%)	48.1	47.6	0.5	pts.	48.3	47.9	0.4	pts.
EBITDA margin (%)	43.7	44.1	(0.4	)pts.	44.3	44.3	—	pts.

(1)         Total network revenue includes intersegment network revenue.

Wireless EBITDA increased year over year by $32 million in the second quarter of 2013 and $78 million in the first six months of 2013. EBITDA before restructuring and other like costs increased year over year by $38 million in the quarter and $84 million in the six-month period, reflecting network revenue growth and increased flow through of network revenue to EBITDA, despite higher administrative costs and higher year-to-date acquisition and retention costs.

5.5 Wireline segment

Wireline operating indicators

At June 30 (000s)	2013	2012	Change
High-speed Internet subscribers	1,355	1,277	6.1%
TELUS TV subscribers	743	595	24.9%
Network access lines (NALs):
Residential	1,701	1,832	(7.2)%
Business	1,623	1,655	(1.9)%
Total NALs	3,324	3,487	(4.7)%

	Second quarters ended June 30			Six-month periods ended June 30
(000s)	2013	2012	Change	2013	2012	Change
High-speed Internet subscriber net additions	13	20	(35.0)%	29	36	(19.4)%
TELUS TV subscriber net additions	31	43	(27.9)%	65	87	(25.3)%
Net NAL losses:
Residential	(32)	(36)	11.1%	(66)	(83)	20.5%
Business	(6)	(14)	57.1%	(15)	(24)	37.5%
Total NALs	(38)	(50)	24.0%	(81)	(107)	24.3%

Total wireline segment revenues increased by $78 million and $114 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012.

Operating revenues — wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2013	2012	Change	2013	2012	Change
Data service and equipment	792	689	14.8%	1,556	1,389	12.0%
Voice local service	338	354	(4.4)%	678	713	(5.0)%
Voice long distance service	107	109	(1.6)%	208	219	(4.6)%
Other service and equipment	63	64	(3.2)%	129	131	(2.2)%
Service and equipment revenues	1,300	1,216	6.8%	2,571	2,452	4.8%
Other operating income	16	21	(22.9)%	29	33	(11.7)%
External operating revenues	1,316	1,237	6.3%	2,600	2,485	4.6%
Intersegment revenue	42	43	(1.3)%	83	84	(0.7)%
Total operating revenues	1,358	1,280	6.1%	2,683	2,569	4.4%

Service and equipment revenues increased by $84 million and $119 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012.

•                  Data service and equipment revenues increased year over year by $103 million in the second quarter of 2013 and $167 million in the first six months of 2013 primarily due to: (i) growth in TV revenues resulting from subscriber growth of 25% over 12 months and rate increases for basic TV and theme packs; (ii) increased Internet and enhanced data service revenues due to rate increases, business service growth and a 12-month increase in high-speed Internet subscribers of 6.1%; (iii) growth in business process outsourcing services provided to business customers; (iv) growth in TELUS Health revenues; and (v) increased data equipment sales in the quarter. These increases were partly offset by lower basic data service revenues. For the six-month period, a year-over-year decline in data equipment sales was mainly due to lower March fiscal year-end spending by governments.

•                  Net additions of high-speed Internet subscribers and TELUS TV subscribers for the second quarter and first six months of 2013 declined from the same periods in 2012 due to lower growth in new subscribers resulting from reduced promotional activity, slower broadband coverage expansion, partly offset by our lower churn rates. Net additions in the second quarter of 2013 were impacted by the severe flooding in Southern Alberta.

•                  Voice local service revenue decreased year over year by $16 million in the second quarter of 2013 and $35 million in the first six months of 2013. The ongoing decline in revenues from basic access and enhanced calling features resulted from technological substitution to wireless and Internet-based services and competition for subscribers and the consequent 4.7% decline in network access lines over 12 months, moderated by certain rate increases for basic access and calling features.

•                  Net losses of residential NALs in the second quarter and first six months of 2013 reflect the ongoing trend of substitution to wireless and Internet-based services, but also reflect improvement from losses in the same periods in 2012. Our Customers First initiatives aimed at improving the customer experience and increase their likelihood to recommend TELUS are reflected in more moderate residential NAL losses. Moderation in NAL losses for the six-month period also reflects heavily discounted promotions by cable-TV operator Shaw Communications in B.C. and Alberta in the first quarter of 2012.

•                  Business NAL losses continue to reflect technological substitution and increased competition in the small and medium business sector, but have moderated over the last four quarters, reflecting our efforts to improve the customer experience. Business NAL losses in the second quarter and first six months of 2013 improved by 8,000 and 9,000, respectively, when compared to the same periods in 2012, which included customer wins in the current quarter.

•                  Voice long distance service revenue decreased year over year by $2 million in the second quarter of 2013 and $11 million in the first six months of 2013. This was due to ongoing technological substitution to wireless and Internet-based services, competition and losses of local subscribers, partly offset by certain rate increases in the first quarter of 2013.

•                  Other service and equipment revenue decreased year over year by $1 million in the second quarter of 2013 and $2 million in the first six months of 2013, mainly due to lower sales of voice equipment.

Other operating income decreased year over year by $5 million in the second quarter of 2013 and $4 million in the first six months of 2013, mainly due to an $8 million gain net of equity losses for the TELUS Garden residential real estate partnership in the second quarter of 2012 (a $7 million gain net equity losses for the first six months of 2012). Excluding the TELUS Garden residential partnership, Other operating income increased year over year by $3 million in both the second quarter and first six months of 2013, mainly due to an increase in amounts recognized from the regulatory price cap deferral account for provisioning broadband Internet services to eligible rural and remote communities.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2013	2012	Change	2013	2012	Change
Goods and services purchased (1)	580	544	6.4%	1,126	1,085	3.6%
Employee benefits expense (1)	446	400	11.8%	857	787	9.1%
Total operating expenses	1,026	944	8.7%	1,983	1,872	5.9%

(1) Includes restructuring and other like costs. See Investing in internal capabilities in Section 2.

Total wireline operating expenses increased by $82 million and $111 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012.

Goods and services purchased increased year over year by $36 million in the second quarter of 2013 and $41 million in the first six months of 2013, mainly due to increased programming costs for TV services, higher external labour costs and, to a lesser extent, higher administration costs to support a growing subscriber base. These increases were partly offset by lower restructuring costs for consolidation of real estate, and for the six month period, lower cost of goods sold associated with lower equipment sales. Restructuring and other like costs included in Goods and services purchased were $1 million in the second quarter and first six months of 2013, compared to $4 million in the second quarter and first six months of 2012.

Employee benefits expense increased year over year by $46 million in the second quarter of 2013 and $70 million in the first six months of 2013 due to increased restructuring costs for employee-related initiatives, higher compensation and benefit costs, an increase in full-time equivalent staff for client care supporting TV and Internet services, and acquisitions in the fourth quarter of 2012 to expand business process outsourcing services for business customers, partly offset by higher capitalization of labour. Restructuring and other like costs included in Employee benefits expense were $28 million and $35 million in the second quarter and first six months of 2013, respectively, compared to $5 million and $14 million in the second quarter and first six months of 2012, respectively.

EBITDA — wireline segment

	Second quarters ended June 30				Six-month periods ended June 30
($ millions, except margins)	2013	2012	Change		2013	2012	Change
EBITDA	332	336	(1.4)%		700	697	0.4%
Restructuring and other like costs included in EBITDA	29	9	n/m		36	18	106.7%
EBITDA excluding restructuring and other like costs	361	345	4.7%		736	715	3.1%
EBITDA margin (%)	24.5	26.3	(1.8	)pts.	26.1	27.2	(1.1	)pts.
EBITDA margin excluding restructuring and other like costs (%)	26.6	27.0	(0.4	)pts.	27.5	27.9	(0.4	)pts.

Wireline EBITDA decreased year over year by $4 million in the second quarter of 2013 and increased year over year by $3 million in the first six months of 2013. EBITDA before restructuring and other like costs increased year over year by $16 million in the second quarter and $21 million in the six-month period. This resulted from improving high-speed Internet and Optik TV margins due to price increases, subscriptions coming off of introductory rates, subscriber growth and savings from our operational efficiency initiatives, net of approximately $5 million of costs and revenue impacts from severe flooding in Southern Alberta in June 2013, and partly offset by the $8 million pre-tax gain net of equity losses for the TELUS Garden residential real estate partnership recognized in the second quarter of 2012. EBITDA margins, excluding restructuring and other like costs, decreased year over year due to declines in higher margin legacy voice services, which more than offset the growth in lower margin data services such as high-speed Internet and Optik TV.

6.              Changes in financial position

Financial position at:	June 30,	Dec. 31,
($ in millions)	2013	2012	Changes		Explanation of changes
Current assets
Cash and temporary investments, net	272	107	165	154%	See Section 7. Liquidity and Capital resources.
Accounts receivable	1,447	1,541	(94)	(6)%	Primarily a decrease in days outstanding in wireless and wireline receivables, and receipt of vendor credits
Income and other taxes receivable	32	25	7	28%	Primarily interest accrued for tax settlements during the first quarter and provincial tax credits accrued during the second quarter
Inventories	322	350	(28)	(8)%	Primarily a decrease in wireless handsets and accessories on hand, net of an increase in the average handset cost resulting from a higher value mix of smartphones
Prepaid expenses	305	178	127	71%	Includes prepayment of statutory employee benefits, maintenance contracts, property taxes and wireless licence fees, all net of amortization and a decrease in prepaid amounts for the Kamloops IDC
Derivative assets	18	9	9	100%	Fair value adjustments to operational hedges and restricted share units.
Current liabilities
Short-term borrowings	401	402	(1)	—%

Amounts in both periods are composed of $400 million received by TELUS from an arm’s-length securitization trust in respect of securitized trade receivables (see Section 7.6), and minor amounts drawn on credit facilities

Accounts payable and accrued liabilities	1,711	1,511	200	13%	The increase primarily reflects a $219 million accrued liability and $43 million payable for our NCIB program, net of a decrease in payroll and employee-related liabilities
Income and other taxes payable	315	102	213	n/m	Current income tax expense in excess of instalments paid and investment tax credits accrued for the first six months of 2013
Dividends payable	222	208	14	7%	Primarily reflects an increase in the dividend rate
Advance billings and customer deposits	713	703	10	1%	Includes an increase in advance billings to wireline business customers
Provisions	54	49	5	10%	Includes a provision related to an acquisition
Current maturities of long-term debt	—	545	(545)	(100)%	Repayment of $300 million of TELUS Corp. Notes that matured in June and repayment of $245 million of commercial paper outstanding at December 31, 2012
Current derivative liabilities	2	—	2	n/m	A deferred hedge payable.
Working capital (Current assets subtracting Current liabilities)	(1,022)	(1,310)	288	22%	Includes an increase in cash and temporary investments and re-payment of current maturities of long-term debt, facilitated by long-term debt issues on April 1, 2013.

Financial position at:	June 30,	Dec. 31,
($ in millions)	2013	2012	Changes		Explanation of changes
Non-current assets
Property, plant and equipment, net	8,263	8,165	98	1%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	6,185	6,181	4	—%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization of intangible assets in Section 5.3. Included in the balances of both periods are spectrum licences of $4,876 million

Goodwill, net	3,725	3,702	23	1%	The increase results from several small acquisitions
Real estate joint venture	11	11	—	—%	TELUS Garden. See Transactions between related parties in Section 7.10
Other long-term assets	184	176	8	5%	The increase includes a receivable from the TELUS Garden real estate joint venture, net of fair value adjustments for available-for-sale financial assets.
Non-current liabilities
Provisions	226	222	4	2%	The increase includes interest accretion on asset retirement obligations
Long-term debt	6,698	5,711	987	17%	Includes the April 1 public issues of $1.7 billion of Notes in two series, and early redemption of $700 million of Notes in May. See Section 7.3 Cash provided (used) by financing activities)
Other long-term liabilities	1,502	1,682	(180)	(11)%	Primarily a decrease in pension and post-retirement liabilities resulting from returns on plan assets and funding
Deferred income taxes	1,449	1,624	(175)	(11)%

Includes a deferred income tax recovery arising from reversal of temporary differences, partly offset by revaluation of the deferred income tax liability for the B.C. provincial income tax rate increase, as well as deferred income tax relating to unrealized gains and losses on derivatives and return on pension plan assets.

Owners’ equity
Common equity	7,471	7,686	(215)	(3)%	Principally Net income of $648 million and Other comprehensive income of $83 million, net of dividend declarations of $431 million and NCIB share purchases of $281 million.

7.              Liquidity and capital resources

Our discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

Cash provided by operating activities significantly exceeded Cash used by investing activities in the second quarter and first six months of 2013, consistent with the comparable periods in 2012 and the full year of 2012. Our Cash and temporary investments were supplemented in the second quarter of 2013 by net cash provided by financing activities.

Cash flows

	Second quarters ended June 30			Six-month periods ended June 30
($ millions)	2013	2012	Change	2013	2012	Change
Cash provided by operating activities	707	788	(10.3)%	1,436	1,551	(7.4)%
Cash used by investing activities	(514)	(540)	4.8%	(1,050)	(1,054)	0.4%
Cash provided (used) by financing activities	57	(244)	n/m	(221)	(471)	53.1%
Increase (decrease) in cash and temporary investments, net	250	4	—	165	26	—
Cash and temporary investments, net, beginning of period	22	68	—	107	46	—
Cash and temporary investments, net, end of period	272	72	n/m	272	72	n/m

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $81 million and $115 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012.

Analysis of changes in cash provided by operating activities

($ millions)	Second quarter	Six-month period
Cash provided by operating activities, three-month and six-month periods ended June 30, 2012	788	1,551
Year-over-year changes:
Higher EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	28	81
Higher employer contributions to defined benefit plans, net of employee defined benefits plans expense	(113)	(34)
Lower restructuring disbursements net of restructuring costs	17	9
Higher interest paid, including $23 million long-term debt prepayment premium in May 2013	(20)	(16)
Lower interest received	(2)	(8)
Higher income taxes paid net of recoveries received	(51)	(151)
Other working capital changes	60	4
Cash provided by operating activities, three-month and six-month periods ended June 30, 2013	707	1,436

•                  Employer contributions to defined benefit plans, net of employee defined benefits plans expense, increased year over year as a result of accelerated in-year contributions made in the second quarter of 2013, partly offset for the six-month period by our prior year $100 million discretionary contribution in January 2012.

•                  Income taxes paid net of recoveries received increased year over year due to increased instalment payments based on higher taxes payable in the instalment base, lower recoveries in 2013, and for the six-month period, a larger final payment in respect of preceding year income taxes made in the first quarter.

7.2 Cash used by investing activities

Cash used by investing activities decreased by $26 million and $4 million in the second quarter and first six months of 2013, respectively, when compared to the same periods in 2012.

•                  In 2013, we made business acquisitions and related investments totalling $3 million and $29 million in the second quarter and first six months, respectively, which complement our existing lines of business. This compares to $11 million and $41 million in the second quarter and first six months of 2012, respectively.

•                  In 2013, our advances and contributions to the TELUS Garden real estate joint venture were $7 million and $11 million in the second quarter and first six months, respectively. This compares to $23 million and $38 million in the second quarter and first six months of 2012, respectively.

•                  In the second quarter of 2013, we received distributions of $1 million from the TELUS Garden real estate joint venture. This compares to $18 million received in the second quarter of 2012.

•                  Cash payments for capital assets (excluding spectrum licences) decreased by $30 million year over year in the second quarter of 2013 and increased by $20 million year over year for the first six months of 2013 when compared to the same periods in 2012. This was composed of:

•                  Working capital changes in respect of capital assets, which resulted in higher cash outflows of $7 million in the second quarter and $31 million in the first six months; and

•                  Year-over-year decreases in capital expenditures of $37 million and $11 million, respectively, in the second quarter and first six months of 2013, discussed further below.

Capital expenditure measures

	Second quarters ended June 30				Six-month periods ended June 30
($ millions)	2013	2012	Change		2013	2012	Change
Capital expenditures (excluding spectrum licences) (1)
Wireless segment	171	194	(11.5)%		305	345	(11.4)%
Wireline segment	340	354	(3.9)%		673	644	4.5%
Consolidated	511	548	(6.6)%		978	989	(1.1)%
EBITDA less capital expenditures (2)	487	422	15.3%		1,054	962	9.6%
Capital intensity (3) (%)	18	21	(3	)pts.	18	19	(1	)pt.

(1)              Capital expenditures include assets purchased, but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the Condensed interim consolidated statements of cash flows. See Note 25(b) of the Condensed interim consolidated financial statements.

(2)              Capital expenditures exclude spectrum licences. See calculation and description in Section 11.1 EBITDA.

(3)              Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

•                  Wireless capital expenditures decreased year over year by $23 million in the second quarter of 2013 and $40 million in the first six months of 2013. The decreases arose from accelerated prior year expenditures to build and expand our 4G LTE network, partly offset by larger expenditures in 2013 to enhance coverage, capacity and common network components of our LTE and HSPA+ networks, and for the six-month period, increased investments in IDCs. Wireless capital intensity was 10% in the first six months of 2013, down from 12% in the same period in 2012.

The wireless cash flow proxy (EBITDA less capital expenditures) was $1,027 million in the first half of 2013 as compared to $909 million in the first half of 2012, reflecting an increase of $118 million or 13% due to higher EBITDA and lower capital expenditures.

•                  Wireline capital expenditures decreased year over year by $14 million in the second quarter of 2013 and increased year over year by $29 million in the first six months of 2013. The year-to-date increases supported business service growth and adding functionality to administrative, client care and service delivery systems. We continue to invest in our broadband infrastructure, including connecting more homes and businesses directly to fibre optic cable. Investments in broadband infrastructure support TV and high-speed Internet subscriber growth and faster Internet speeds, as well as extending the reach of our health solutions. Wireline capital intensity was 25% in the first half of 2013 consistent, with the first half of 2012.

The wireline cash flow proxy (EBITDA less capital expenditures) was $27 million in the first half of 2013 as compared to $53 million in the first half of 2012, reflecting a decrease of $26 million or 49%, largely due to increased restructuring and other like costs and higher capital expenditures.

7.3 Cash provided (used) by financing activities

Net cash provided by financing activities was $57 million in the second quarter of 2013, while net cash used by financing activities was $221 million in the first six-months of 2013. This compares to net use of cash of $244 million and $471 million, respectively, in the second quarter and six-month periods of 2012. Financing activities included:

Dividends paid to the holders of equity shares

Cash dividends paid to the holders of TELUS shares were $209 million and $417 million, respectively, in the second quarter and first six months of 2013, or increases of $20 million and $40 million, respectively, from the same periods in 2012. The increases primarily reflect higher dividend rates under our dividend growth program.

Purchase of Common Shares for cancellation

Cash used for our NCIB program in the second quarter of 2013 was $238 million, excluding $43 million payable at June 30, 2013, pending settlement. On July 23, 2013, the TSX authorized an amendment to our NCIB to increase the maximum number of Common Shares we may purchase from 15 million to 31.9 million, or a maximum amount of $1.0 billion, until December 31, 2013. All other terms of the NCIB remain unchanged. See Section 4.3 for details on our ongoing share purchase program.

Normal course issuer bid in 2013

Period	Common Shares purchased	Average purchase price per share ($)	Purchase costs ($ millions)
Second quarter	8,420,800	33.40	281
July	8,064,000	31.63	255
Total	16,484,800	32.54	536

Changes in long-term debt

Net issues were $526 million in the second quarter of 2013 and net repayments were $455 million for the first six months of 2013, composed of:

•                  A reduction of outstanding commercial paper by $174 million in the second quarter and $254 million in the six-month period, to fully repay the balance by June 30, 2013.

•                  Our April 1, 2013, public issue of $1.7 billion of senior unsecured TELUS Corporation Notes in two series: $1.1 billion of 11-year 3.35% Series CK Notes and $600 million of 30-year 4.40% Series CL Notes. These Notes may be redeemed in whole at any time, or in part from time to time, and contain certain change of control provisions.

The net proceeds of these issues were used to: (i) fund the early redemption on May 15, 2013, of $700 million of 4.95% Series CF Notes one year ahead of their maturity; (ii) fund the June 2013 maturity of $300 million of 5.00% Series CB Notes; and (iii) repay outstanding commercial paper. We plan to use the remaining proceeds for general working capital purposes. These activities reduced financing risk by significantly increasing the average term to maturity of our debt to 8.8 years at June 30, 2013, from 5.2 years at March 31, 2013. Our average interest rate on long-term debt (excluding commercial paper) was reduced by 0.2% as a result of the refinancing. Our weighted average interest rate on long-term debt was 5.07% at June 30, 2013.

In comparison, in 2012 net repayments of long-term debt were $48 million in the second quarter and $90 million for the first six months. Net repayments in the quarter were reductions in commercial paper. For the six-month period, we repaid $300 million of matured Notes in March, net of a $210 million increase in commercial paper. Outstanding commercial paper at June 30, 2012, was $976 million.

No amounts were drawn against our five-year credit facility in the first half of 2013 or 2012. Our commercial paper program provides low cost funds and is fully backstopped by this five-year committed credit facility (see Section 7.5 Credit facilities).

7.4 Liquidity and capital resource measures

Net debt at June 30, 2013, increased by $20 million when compared to one year earlier, as an increase in long-term debt was largely offset by an increase in cash and temporary investments. Fixed rate debt as a proportion of total indebtedness was 94% at June 30, 2013, up from 80% one year earlier due to the repayment of commercial paper.

The Net debt to EBITDA — excluding restructuring and other like costs ratio was 1.7 times at June 30, 2013, down from 1.8 times from one year earlier due to the increase in EBITDA — excluding restructuring and other like costs.

Total capitalization — book value at June 30, 2013, decreased by $324 million from one year earlier. The decrease includes a reduction in equity for share purchases under our NCIB in the second quarter of 2013.

Liquidity and capital resource measures

As at, or 12-month periods ended, June 30	2013	2012	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	6,860	6,840	20
Total capitalization — book value	14,299	14,623	(324)
EBITDA — excluding restructuring and other like costs (2)	4,012	3,782	230
Net interest cost	350	339	11
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	94	80	14	pts.
Average term to maturity of debt (years)	8.8	5.4	3.4
Net debt to total capitalization (1) (%)	48.0	46.8	1.2	pts.
Net debt to EBITDA — excluding restructuring and other like costs (1)(2)	1.7	1.8	(0.1)
Coverage ratios (1)(2) (times)
Earnings coverage	5.4	5.3	0.1
EBITDA — excluding restructuring and other like costs interest coverage	11.5	11.2	0.3
Other 12-month trailing measures
Free cash flow (3) ($ millions)	1,239	1,191	48
Dividend payout ratio of adjusted net earnings (1)(2) (%)	71	70	1	pt.
Dividend payout ratio (1)(2) (%)	72	69	3	pts.

(1)         See Section 11.4 Definitions of liquidity and capital resource measures.

(2)         Figures for 2012 reflect retrospective application of IAS 19 (2011).

(3)         See Section 11.2 Free cash flow for the definition.

Earnings coverage for the 12-month period ended June 30, 2013, was 5.4 times, up from 5.3 times one year earlier. Growth in income before borrowing costs and income taxes increased the ratio by 0.4, while higher borrowing costs (including the second quarter 2013 long-term debt prepayment premium) decreased the ratio by 0.3.

The EBITDA — excluding restructuring and other like costs interest coverage ratio for the 12-month period ended June 30, 2013, was 11.5 times, up from 11.2 times one year earlier. Growth in EBITDA before restructuring and other like costs increased the ratio by 0.7, while an increase in net interest costs (including the second quarter 2013 long-term debt prepayment premium) reduced the ratio by 0.4.

Free cash flow for the 12-month period ended June 30, 2013, was $1,239 million, or an increase of $48 million or 4.0% from the 12-month period ended June 30, 2012. The increase was mainly due to growth in EBITDA and lower restructuring payments, which were partly offset by increased income tax instalment payments (net of refunds received) and increased funding of employee defined benefit plans net of employee defined benefit plans expense.

TELUS long-term financial policies and guidelines

Our strategy is to maintain the financial policies and guidelines set out below. We believe that these measures are currently within optimal ranges, and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to continue to provide reasonable access to capital markets.

•                  Net debt to EBITDA — excluding restructuring and other like costs of 1.5 to 2.0 times

The ratio was 1.7 times at June 30, 2013, down from 1.8 times one year earlier and unchanged from December 31, 2012.

•                  Dividend payout ratio target guideline of 65 to 75% of sustainable net earnings on a prospective basis

The payout ratio is seen as appropriate to our current plans for earnings, cash flow and capital investments.

7.5 Credit facilities

We have a $2 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that expires on November 3, 2016. The credit facility is used for general corporate purposes including the backstop of commercial paper, as required.

At June 30, 2013, we had available liquidity of more than $2 billion from unutilized credit facilities, as well as $100 million available under our trade receivables securitization program (see Section 7.6). This adheres to our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at June 30, 2013

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility(1)	November 3, 2016	2,000	—	—	—	2,000
Other bank facilities	—	164	(1)	(115)	—	48
Total	—	2,164	(1)	(115)	—	2,048

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.7 to 1 at June 30, 2013) and not permit our consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 11.5 to 1 at June 30, 2013) at the end of any financial quarter. There are certain differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific TELUS credit rating.

7.6 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. The agreement is in effect until August 1, 2014, and available liquidity was $100 million at June 30, 2013.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of August 8, 2013.

7.7 Credit ratings

There were no changes to our investment grade credit ratings as of August 8, 2013.

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, and the nature of risks that they may be subject to, were described in Section 7.8 of our annual 2012 MD&A.

Liquidity risk

At June 30, 2013, we have no long-term debt maturities until 2015. We have access to a shelf prospectus in effect until November 2013, under which, after our April 2013 debt issues, we can offer $300 million of debt or equity securities. We intend to renew the shelf prospectus in the foreseeable future.

Commitments and contingent liabilities

Contractual obligations

In the second quarter of 2013, we significantly extended the average term to maturity of our long-term debt through a series of debt transactions, including the issue of 11-year and 30-year Notes in April, early redemption in May of Notes that would have matured in May 2014, and repayment of Notes that matured in June 2013 (see Section 7.3). Our next long-term debt principal maturities in 2015 total $625 million.

Our capital expenditure purchase obligations at June 30, 2013, were $337 million over a period through 2023 (December 31, 2012 — $306 million over a period through 2018). Other purchase obligations at June 30, 2013, were $2,771 million (December 31, 2012 — $3,083 million).

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against TELUS. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Section 10.9 Litigation and legal matters of our annual 2012 MD&A and updates in Section 10.3 of this MD&A, as well as Note 23(b) of the Condensed interim consolidated financial statements dated June 30, 2013.

7.9 Outstanding share information

On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement, we exchanged all of our issued and outstanding Non-Voting Shares into Common Shares on a one-for-one basis. Subsequently, Non-Voting Shares were delisted from the TSX and the NYSE, and Common Shares (TSX stock symbol: T) were listed on the NYSE (stock symbol: TU).

On April 16, 2013, we completed a two-for-one stock split. TELUS shareholders received one additional share for each share owned on the record date of April 15, 2013.

On May 9, 2013, at our annual and special meeting, shareholders approved the elimination of the Non-Voting Shares from our authorized share structure, the elimination of all references to Non-Voting Shares from our Articles, and an increase in the maximum number of Common Shares we are authorized to issue from one billion to two billion.

In the table below, the decrease in Common Shares outstanding between June 30 and July 31, 2013, was principally due to purchase of shares for cancellation under our NCIB program. See Section 7.3.

Outstanding shares (millions)

At:	June 30, 2013		July 31, 2013
Common Shares	645.7	(1)	637.7
Common Share options (2)	9.5		9.4

(1)         For the purposes of calculating diluted earnings per share, the number of shares was 655.9 million in the second quarter of 2013.

(2)         Approximately 4.6 million options were exercisable at June 30, 2013, and approximately 4.5 million options were exercisable at July 31, 2013.

7.10 Transactions between related parties

Investments in significant controlled entities

At June 30, 2013, TELUS Corporation ultimately controlled 100% of the equity of TELUS Communications Inc., which in turn ultimately controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2012.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel were $4 million and $14 million, respectively, in the second quarter and first six months of 2013, as compared to $9 million and $17 million, respectively, in the second quarter and first six months of 2012. See Note 24(b) of the Condensed interim consolidated financial statements for additional detail.

Transactions with real estate joint venture (TELUS Garden)

In 2013, we had transactions with the real estate joint venture, which is a related party, as set out in Note 18 of the Condensed interim consolidated financial statements. Commitments and contingent liabilities for the real estate joint venture include construction-related contractual commitments through to 2015 (approximately $123 million at June 30, 2013), a 20-year operating lease commitment commencing in 2015 and construction credit facilities ($413 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender).

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of our annual 2012 MD&A. The preparation of financial statements in conformity with IFRS-IASB requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A significant judgement we make is that our wireless and wireline operations and cash flows are sufficiently distinct to be considered operating segments and reportable segments, notwithstanding the convergence our wireless and wireline telecommunications infrastructure technology and operations have experienced to date. If our wireless and wireline telecommunications infrastructure technology and operations were to continue to converge, it may become no longer practical, if possible at all, to objectively distinguish between our wireless and wireline operations and cash flows; if sufficient convergence were to occur, our wireless and wireline operations would no longer be individual components of the business nor discrete operating segments, rather they could each become a group of similar products and services.

As well, if it becomes impractical to distinguish our wireless and wireline cash flows, which would evidence their interdependence, this could result in the unification of the wireless cash generating unit and the wireline cash generating unit as a single cash generating unit for impairment testing purposes.

8.2 Accounting policy developments

Revenue from contracts with customers: In November 2011, a revised exposure draft was issued. We are currently assessing the impacts of the draft proposals contained within the revised exposure draft, but if the finalized revenue standard were to largely reflect the draft proposals, we currently would expect to be materially affected by its application.

IAS 19 Employee benefits (amended 2011): We applied the amended standard effective for fiscal 2013 with the required retrospective application to prior periods. Section 8.2 of our 2013 Q1 MD&A provided a summary of the effects by quarter for 2012 and 2011. The following table summarizes the effects for the second quarter and first six months of 2012. Also see Note 2(b) of the Condensed interim consolidated financial statements.

Other issued standards: Other issued standards required to be applied for periods beginning on or after January 1, 2013, have no effect on our financial performance.

Effects of retrospective application of IAS 19 (2011)

	Second quarter ended June 30, 2012			Six-month period ended June 30, 2012
($ in millions, except per share amounts)	As originally reported	Amended IAS 19 effects	As currently reported	As originally reported	Amended IAS 19 effects	As currently reported
Operating expenses
Employee benefits expense	515	28	543	1,021	56	1,077
Operating income	542	(28)	514	1,081	(56)	1,025
Financing costs	85	11	96	160	22	182
Income before income taxes	457	(39)	418	921	(78)	843
Income taxes	129	(10)	119	245	(20)	225
Net income and Net income attributable to equity shares	328	(29)	299	676	(58)	618
Other comprehensive income
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	(168)	29	(139)	(12)	58	46
Net Income per equity share (1)
– Basic	0.50	(0.04)	0.46	1.04	(0.09)	0.95
– Diluted	0.50	(0.04)	0.46	1.03	(0.09)	0.94
Additional information
Wireless EBITDA	636	(2)	634	1,258	(4)	1,254
Wireline EBITDA	362	(26)	336	749	(52)	697
EBITDA (2)	998	(28)	970	2,007	(56)	1,951

(1)         Adjusted for the 2-for-1 stock split effective April 16, 2013.

(2)         EBITDA is a non-GAAP measure. See Section 11.1 EBITDA.

9.              Annual guidance for 2013

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

We are reaffirming our full-year 2013 targets announced in our 2012 fourth quarter results news release and accompanying investor conference call and webcast on February 15, 2013, and as disclosed in Section 1.5 of the annual 2012 MD&A along with our key assumptions. Our target for basic earnings per share has been adjusted for the April 16, 2013, 2-for-1 stock split to a range of $1.90 to $2.10 (pre-adjustment: $3.80 to $4.20). In addition, our financial objectives, policies and guidelines include generally maintaining a minimum of $1 billion of unutilized liquidity, a Net debt to EBITDA — excluding restructuring and other like costs ratio in the range of 1.5 to 2.0 times, and a dividend payout ratio guideline of 65 to 75% of sustainable earnings on a prospective basis.

The 2013 targets are based on many assumptions including:

•                  Ongoing intense wireless and wireline competition in both consumer and business markets

No change. There were developments in the second quarter of 2013 in respect of the introduction of a new wireless consumer code and the CRTC approval of BCE’s acquisition of Astral Media. See Section 10.2 Regulatory matters.

•                  Wireless industry penetration of the Canadian population to increase between two and three percentage points with subscriber growth due to a combination of intense competition and adoption and upgrade of smartphones, tablets and data applications

No change. Industry growth in the first half of 2013 appears to be consistent with this assumption, based on publicly available information.

•                  TELUS wireless ARPU to be flat to slightly higher as increased data and international roaming ARPU growth is offset by ongoing voice revenue declines

No change. Our blended ARPU grew by 1.7% in the first half of 2013 when compared to the first half of 2012, as a 13% increase in data ARPU driven by increased smartphone adoption, data usage and roaming, was partly offset by the 5.3% decline voice ARPU. See Section 5.4.

•                  Wireless acquisition and retention expenses to be flat to higher due to loading of more expensive smartphones, including upgrades

No change. Wireless acquisition and retention expenses were $298 million and $587 million, respectively, in the second quarter and first six months of 2013, which on a year-over-year basis decreased by 1% for the quarter and increased by 2.6% for the six-month period.

•                  Capital expenditures impacted by ongoing investments to support continued wireless and wireline customer growth and technology enhancements

No change. See Building national capabilities in Section 2 and Capital expenditures in Section 7.2.

•                  Wireline data revenue growth to be partially offset by continued declines in legacy voice revenue

No change. See Section 5.5.

•                  A pension accounting discount rate of 3.9% (the final rate for 2012 and 60 basis points lower than estimated at the start of 2012)

No change.

•                  Total defined benefit pension expense for 2013 estimated to be approximately $160 million, of which, approximately $110 million is operating expenses (employee benefits expense) and approximately $50 million is financing costs (employee defined benefit plans net interest).

No change. The estimated amounts for 2013 compare with a defined benefit pension expense in 2012 of $144 million, of which, $102 million was operating expenses (employee benefits expense) and $42 million was financing costs (employee defined benefit plans net interest), with 2012 figures reflecting retrospective application of the amended standard IAS 19.

•                  Stable defined benefit pension plan funding of approximately $195 million ($171 million in 2012)

No change.

•                  Restructuring and other like costs: revised to approximately $100 million from approximately $75 million to support ongoing operating and capital efficiency initiatives, supplemented by initiatives that do not involve restructuring charges

Our current expectation is that restructuring and other like costs will be approximately $100 million in 2013, after recording $50 million in the first half of the year.

•                  Net financing costs: revised to approximately $440 million from approximately $400 million including approximately $50 million employee defined benefit plans net interest (net financing costs of $374 million in 2012 after retrospective application of the amended standard IAS 19)

Our current forecast is that net financing costs will be approximately $440 million in 2013, after our second quarter financing activities, including the $23 million second quarter long-term debt prepayment premium.

•                  Consolidated depreciation and amortization expense: revised to approximately $1.85 billion from approximately $1.9 billion ($1.865 billion in 2012)

Our forecast for depreciation has decreased primarily due to adjustments resulting from our continuing program of asset life studies

•                  Statutory income tax rate assumption: revised to 25.5 to 26.5% from our original assumption of 25 to 26% (25.7% in 2012)

With the increase in the B.C. corporate income tax rate retroactive to April 1, 2013, we expect the blended statutory income tax rate to be somewhat higher than our original assumption of 25 to 26%. The revised assumption excludes any tax rate changes that might occur in other jurisdictions.

•                  Cash income taxes of $390 to $440 million ($150 million in 2012).

No change. Cash tax payments are increasing in 2013 due to higher income levels, a large final payment due for 2012 in the first quarter of 2013, and higher instalment payments based on 2012 income.

10.       Risks and risk management

Our principal risks and uncertainties that could affect our future business results, as well as our associated risk mitigation activities, were described in our annual 2012 MD&A.

10.1 Competition

The following is an update to Section 10.1 Competition in our 2012 MD&A.

There is a risk that a major U.S. communications firm, Verizon Communications, could enter the Canadian wireless market and participate in the 700 MHz spectrum auction currently scheduled by Industry Canada to commence in January 2014. On July 18, 2013, in a public investor call Verizon acknowledged that it was exploring and having discussions about entry in the Canadian market and potentially the 700 MHz spectrum auction. This follows Industry Canada’s public statements in 2013 that they would like to see and encourage having four competitors in every region of Canada. While exploratory in nature and no announcement has been made by Verizon, an avenue of entry could be the purchase of small AWS entrants such as Wind Mobile and/or Mobilicity. This entry could impact the competitive wireless landscape in Canada for the existing providers, impact the dynamics and cost of the spectrum auction and potentially impact future pricing and costs in the Canadian wireless industry.

Risk Mitigation: We continue to invest in superior wireless infrastructure and customer service based on Clear and Simple Customers First initiatives to differentiate us from our competitors. We continue to advocate to the federal government that restrictions on Canada’s foreign ownership regime should be symmetrical for all communication companies operating in Canada, that access to 700 MHz spectrum should be on a level playing field, and that past advantages granted to small entrepreneurial AWS entrants should not be allowed to unfairly advantage a very large foreign company over existing smaller Canadian wireless companies.

10.2 Regulatory matters

The following is an update to Section 10.3 Regulatory matters in our 2012 MD&A.

Future availability and cost of wireless spectrum

Industry Canada’s planned auction of spectrum in the 700 MHz band is currently expected to commence in January 2014. Of the various terms and conditions proposed, a 10 MHz cap was set on the amount of prime 700 MHz spectrum a large Canadian bidder (i.e. a carrier with more than 10% national subscriber market share or more than 20% regional subscriber market share) can acquire. The terms and conditions proposed could unfairly advantage a foreign carrier (see

Section 10.1 Competition) who would be able to acquire two prime 10 MHz blocks (while large Canadian wireless carriers are limited to acquiring just one prime 10 MHz block), which could potentially result in one or two established large Canadian national or regional carriers being unable to acquire prime 700 MHz spectrum in a region. We are calling on the federal government to adjust the rules to ensure that access to this spectrum is on a level playing field, delaying the auction if necessary.

An extensive roll-out of 4G LTE wireless service to rural markets is dependent on us bidding on and acquiring 700 MHz spectrum in the planned auction. We are also spectrum-deficient in urban markets.

As the outcomes of future auctions are unknown, our capital outlay required to bid successfully and the amounts of spectrum that we may ultimately secure in each region are uncertain. Should we be unable to acquire 700 MHz spectrum, our rural LTE roll-out strategy will be negatively impacted and we will be required to increase our capital expenditures to manage our spectrum deficiency in urban markets.

Provincial consumer protection legislation / National wireless services consumer code

A number of provinces have enacted, or may plan to enact, amendments to consumer protection legislation that directly or indirectly affect the terms and conditions of providing wireless services. The rules are not harmonized and create risks of significant compliance costs for us and other wireless providers. In 2012, we asked the CRTC to act to set mandatory uniform national guidelines.

On June 3, 2013, the CRTC issued The Wireless Code, Telecom Regulatory Policy CRTC 2013-271 (the wireless code), which establishes a mandatory code of conduct for providers of retail mobile wireless voice and data services to individuals and small businesses. The wireless code applies across Canada and sets baseline requirements of customer rights and service provider responsibilities that all mobile wireless service providers must follow. It deals with issues such as clarity and content of mobile wireless service contracts, application of early cancellation fees and mandatory caps on data and roaming charges.

One of the major changes required by the wireless code is that, if a subsidized phone or other device is provided as part of a wireless service contract, any early cancellation fee cannot exceed the value of the device subsidy and must be reduced to $0 over a maximum of 24 months from the beginning of the contract term. TELUS employs a remaining device balance rather than a cancellation fee. The 24-month maximum term for the device subsidy is notable given the Canadian industry practice of having three-year contracts, which has led to large discounts/subsidies on the customer cost of the wireless device, particularly smartphones.

The wireless code will go into effect on December 2, 2013, and we are working on completing its implementation requirements. At this time, we anticipate satisfactory completion of the wireless code requirements by the effective date.

Although the wireless code will go into effect on December 2, 2013, and will apply to mobile wireless service contracts signed, amended, renewed or extended after that date, the CRTC has also stated that the wireless code will apply to all wireless contracts, no matter when they were entered into, on June 3, 2015. This could mean that, as of June 3, 2015, the wireless code will apply retrospectively to all retail mobile wireless service contracts with individuals and small businesses, including those in place prior to December 2, 2013. Contracts that have device balances that are reduced over a period greater than 24 months, which is the case for existing three-year mobile wireless service contracts, would not comply with the wireless code.

TELUS, along with other major wireless service providers, has filed a notice of motion with the Federal Court of Appeal seeking leave to appeal the retrospective application of the wireless code. This court proceeding is ongoing. We have asked for an expedited motion, and if an expedited process is granted, a decision on leave to appeal is expected in the third quarter of 2013. Should retrospective application of the wireless code remain, we may experience a negative impact to our financial results in the future; however, effective July 30, 2013, we have introduced two-year plans well in advance of the effective date of the wireless code.

It remains unclear how the provinces which have enacted (or which may have planned to enact) wireless consumer protection legislation will respond to the issuance of the wireless code. There is a risk of significant compliance costs for us and other wireless providers, particularly if the federal and provincial rules are not fully harmonized.

Broadcasting distribution undertakings

Increasing vertical integration

The broadcasting landscape has undergone significant consolidation, including the acquisition by Bell Canada Enterprises (BCE) of Astral Media (a transaction approved by the CRTC in June 2013). In September 2011, the CRTC announced a policy framework to address concerns relating to the potential and incentive for anti-competitive behaviour by vertically integrated broadcasting companies. The CRTC subsequently introduced a new code of conduct through amendments to the various broadcasting regulations and exemption orders. The amendments to the regulations were enacted in July 2012. In addition, the CRTC subjected BCE’s acquisition of Astral Media in June 2013 to numerous additional safeguards by way of conditions of licence to ensure access on commercially reasonable terms and conditions to content under BCE’s control.

With respect to the application of a new “no head start” rule that the CRTC enacted in order to ensure that independent distributors such as TELUS have access to content from vertically integrated broadcasting companies on a timely basis, our attempt in 2012 to invoke this new rule was unsuccessful against Corus Entertainment Inc. We will be filing a request to the Commission to correct a perceived deficiency in the CRTC’s safeguards.

Without timely and strict enforcement of the vertical integration safeguards, there is risk that vertically integrated competitors, who own both broadcast content and broadcasting distribution assets, could unfairly raise programming costs of non-vertically integrated companies such as TELUS, and/or attempt to withhold content on new media platforms (Internet and mobile platforms), or otherwise disadvantage us in attracting and retaining wireless or Optik TV customers.

Risk mitigation for regulatory matters above: We continue to advocate to the federal government that restrictions on Canada’s foreign ownership regime should be symmetrical for all communication companies operating in Canada, that access to 700 MHz spectrum should be on a level playing field, and that past advantages granted to small entrepreneurial AWS entrants should not be allowed to unfairly advantage a very large foreign company over existing smaller Canadian wireless companies.

We have advocated for and support the recent establishment by the CRTC of a national wireless service consumer code to reduce compliance costs and standardize the terms and conditions of service, but are appealing retrospective aspects of the CRTC’s wireless code. We have also launched new two-year plans that may help mitigate the move to maximum two-year contracts, subject to many variables including competitive response.

In the case of the distribution of broadcasting content, we support a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. We believe that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers. We continue to advocate for the timely and strict enforcement of the CRTC vertical integration policy and for further meaningful safeguards, as required.

10.3 Litigation and legal matters

The following is an update to Section 10.9 Litigation and legal matters in our 2012 MD&A.

Class actions

Uncertified class actions

Uncertified class actions against us, other telecommunications carriers and cellular telephone manufacturers include a new 2013 class action brought in British Columbia alleging that prolonged usage of cellular telephones causes adverse health effects.

Certified class actions

Certified class actions against us include a recently certified 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless service rates.

Risk mitigation: We are vigorously defending against certification of uncertified class actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that if we were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims. We believe that we have good defences to certified actions and are vigorously defending against them. Should the ultimate resolution of the class actions differ from our assessments and assumptions, a material adjustment to our financial position and results of operations could result.

11.       Definitions and reconciliations

11.1 EBITDA (earnings before interest, income taxes, depreciation and amortization)

EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less Goods and services purchased and Employee benefits expense.

We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and for our two segments. EBITDA — excluding restructuring and other like costs is also utilized in measuring compliance with debt covenants (see description in Section 11.4). EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.

EBITDA reconciliation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2013	2012	2013	2012
Net income	286	299	648	618
Financing costs	132	96	228	182
Income taxes	134	119	259	225
Depreciation	344	344	691	687
Amortization of intangible assets	102	112	206	239
EBITDA	998	970	2,032	1,951

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireline segment, we do not anticipate retaining an ownership interest in the TELUS Garden residential real estate partnership following completion of construction. Equity losses for the TELUS Garden residential real estate partnership were $nil in 2013, while in 2012 we recorded a gain net of equity losses of $8 million in the second quarter (a $7 million net gain for the first six months). Consolidated EBITDA adjusted to exclude these impacts would be $962 million and $1,944 million, respectively, for the second quarter and first six months of 2012.

We calculate EBITDA less capital expenditures (excluding spectrum licences) as a simple proxy for cash flow at a consolidated level and for our two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2013	2012	2013	2012
EBITDA	998	970	2,032	1,951
Capital expenditures (excluding spectrum licences)	(511)	(548)	(978)	(989)
EBITDA less capital expenditures	487	422	1,054	962

11.2 Free cash flow

Free cash flow does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flow should not be considered an alternative to the measures in the Consolidated statements of cash flows.

We report free cash flow because it is a key measure that we use to evaluate performance. Our free cash flow measure excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, purchases of spectrum licences, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables). Our measurement of free cash flow also differs from “standardized net free cash flow” proposed by the Canadian Performance Reporting Board (CPRB) of the Chartered Professional Accountants of Canada (formerly Canadian Institute of Chartered Accountants).

Free cash flow calculation

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2013	2012	2013	2012
EBITDA (see Section 11.1)	998	970	2,032	1,951
Deduct gain net of equity losses related to TELUS Garden residential real estate partnership	—	(8)	—	(7)
Restructuring (disbursements) net of restructuring costs	4	(13)	(2)	(11)
Items from the Consolidated statements of cash flows
Share-based compensation	13	9	25	16
Net employee defined benefit plans expense	28	26	54	53
Employer contributions to employee defined benefit plans	(130)	(15)	(166)	(131)
Interest paid	(130)	(110)	(188)	(172)
Interest received	2	4	3	11
Capital expenditures (excluding spectrum licences)	(511)	(548)	(978)	(989)
Free cash flow before income taxes	274	315	780	721
Income taxes paid, net of refunds	(82)	(31)	(230)	(79)
Free cash flow	192	284	550	642

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Second quarters ended June 30		Six-month periods ended June 30
($ millions)	2013	2012	2013	2012
Free cash flow	192	284	550	642
Add back capital expenditures (excluding spectrum licences)	511	548	978	989
Adjustments to reconcile to cash provided by operating activities	4	(44)	(92)	(80)
Cash provided by operating activities	707	788	1,436	1,551

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless telecommunications entity.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of device subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base, divided by Network revenue.

11.4 Definitions of liquidity and capital resource measures

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, calculated on a 12-month trailing basis.

Calculation of Earnings coverage

Twelve-month periods ended June 30 ($ millions, except ratio)	2013	2012
Net income attributable to equity shares	1,234	1,145
Income taxes	450	386
Borrowing costs (Interest on long-term debt + Interest on short-term borrowings and other + Long-term debt prepayment premium)	381	356
Numerator	2,065	1,887
Denominator — Borrowing costs	381	356
Ratio (times)	5.4	5.3

The following measures do not have any standardized meaning prescribed by IFRS-IASB and may not be comparable to similar measures presented by other issuers.

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the Consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums, the impacts of a net-cash settlement feature from 2007 to 2012, and items adjusted for in EBITDA. The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis.

Calculation of Dividend payout ratios

Twelve-month periods ended June 30 ($)	2013	2012
Dividend payout ratio:
Numerator — Annualized second quarter dividend declared per equity share (1)	1.36	1.22
Denominator — Net income per equity share (1)	1.89	1.76
Ratio (%)	72	69
Dividend payout ratio of adjusted net earnings:
Numerator ($ millions, from above)	1.36	1.22
Adjusted net earnings ($ millions):
Net income attributable to equity shares	1,234	1,145
Add back long-term debt prepayment premium after tax	17	—
Add back net unfavourable (deduct net favourable) income tax-related adjustments (see Section 5.2)	3	(9)
Deduct net after-tax gain (add back net equity loss) related to the TELUS Garden residential real estate partnership	—	(6)
Net-cash settlement feature	(2)	(5)
	1,252	1,125
Denominator — Adjusted net earnings per share (1)	1.92	1.74
Adjusted ratio (%)	71	70

(1)         Reflects the 2-for-1 stock split effective April 16, 2013.

EBITDA — excluding restructuring and other like costs is defined as EBITDA (see Section 11.1), adding back restructuring and other like costs of $72 million and $45 million, respectively, for the 12-month trailing periods ended June 30, 2013 and 2012. This measure is commonly reported and used as a supplementary indicator of a company’s operating performance. This measure is also used in the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage, which are similar to the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring and other like costs interest coverage is defined as EBITDA excluding restructuring and other like costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt — The nearest IFRS measure to net debt is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is a component of a ratio used to determine compliance with debt covenants (see Net debt to EBITDA — excluding restructuring and other like costs). We believe that Net debt is a useful measure because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments, and when applicable in previous years, it incorporated exchange rate impacts of cross-currency swap agreements put into place to fix the value of U.S. dollar debt.

Calculation of Net debt

At June 30 ($ millions)	2013	2012
Long-term debt including current portion	6,698	6,487
Debt issuance costs netted against long-term debt	33	25
Cash and temporary investments	(272)	(72)
Short-term borrowings	401	400
Net debt	6,860	6,840

Net debt to EBITDA — excluding restructuring and other like costs is defined as Net debt at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring and other like costs. Our long-term guideline range for this ratio is from 1.5 to 2.0 times, which is similar to the Leverage Ratio covenant in our credit facilities.

Net debt to total capitalization is a measure of the proportion of debt used in the capital structure of TELUS.

Net interest cost is defined as Financing costs excluding employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Restructuring and other like costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. In addition to items such as internal and external labour, such atypical charges may include depreciation and amortization of intangible assets expenses, when property, plant, equipment and intangible assets are retired significantly prior to the end of their estimated useful lives so that other continuing formerly associated resources, such as spectrum, may be redeployed elsewhere in our business. We also include incremental external costs incurred in connection with business acquisition activity in other like costs.

Total capitalization — book value is defined and calculated as follows.

Calculation of total capitalization

At June 30 ($ millions)	2013	2012
Net debt	6,860	6,840
Owners’ equity	7,471	7,796
Deduct Accumulated other comprehensive income	(32)	(13)
Total capitalization — book value	14,299	14,623

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Six months
Periods ended June 30 (millions except per share amounts)	2013	2012	2013	2012
		(adjusted)		(adjusted)
OPERATING REVENUES
Service	$2,633	$2,487	$5,215	$4,930
Equipment	177	157	338	333
	2,810	2,644	5,553	5,263
Other operating income	16	21	29	33
	2,826	2,665	5,582	5,296
OPERATING EXPENSES
Goods and services purchased	1,222	1,152	2,376	2,268
Employee benefits expense	606	543	1,174	1,077
Depreciation	344	344	691	687
Amortization of intangible assets	102	112	206	239
	2,274	2,151	4,447	4,271
OPERATING INCOME	552	514	1,135	1,025
Financing costs	132	96	228	182
INCOME BEFORE INCOME TAXES	420	418	907	843
Income taxes	134	119	259	225
NET INCOME	286	299	648	618
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(5)	(2)	(3)	(3)
Foreign currency translation adjustment arising from translating financial statements of foreign operations	4	7	6	5
Change in unrealized fair value of available-for-sale financial assets	(10)	—	(11)	—
	(11)	5	(8)	2
Item never subsequently reclassified to income
Employee defined benefit plans re-measurements	(77)	(139)	91	46
	(88)	(134)	83	48
COMPREHENSIVE INCOME	$198	$165	$731	$666
NET INCOME PER EQUITY SHARE*
Basic	$0.44	$0.46	$0.99	$0.95
Diluted	$0.44	$0.46	$0.99	$0.94
DIVIDENDS DECLARED PER EQUITY SHARE*	$0.34	$—	$0.66	$0.595
TOTAL WEIGHTED AVERAGE EQUITY SHARES OUTSTANDING*
Basic	652	651	653	651
Diluted	656	655	656	654

* Amounts reflect retrospective application of April 16, 2013, stock split.

June 30, 2013

1

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	June 30, 2013	December 31, 2012

ASSETS
Current assets
Cash and temporary investments, net	$272	$107
Accounts receivable	1,447	1,541
Income and other taxes receivable	32	25
Inventories	322	350
Prepaid expenses	305	178
Derivative assets	18	9
	2,396	2,210
Non-current assets
Property, plant and equipment, net	8,263	8,165
Intangible assets, net	6,185	6,181
Goodwill, net	3,725	3,702
Real estate joint ventures	11	11
Other long-term assets	184	176
	18,368	18,235
	$20,764	$20,445

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$401	$402
Accounts payable and accrued liabilities	1,711	1,511
Income and other taxes payable	315	102
Dividends payable	222	208
Advance billings and customer deposits	713	703
Provisions	54	49
Current maturities of long-term debt	—	545
Current derivative liabilities	2	—
	3,418	3,520
Non-current liabilities
Provisions	226	222
Long-term debt	6,698	5,711
Other long-term liabilities	1,502	1,682
Deferred income taxes	1,449	1,624
	9,875	9,239
Liabilities	13,293	12,759
Owners’ equity
Common equity	7,471	7,686
	$20,764	$20,445

Commitments and Contingent Liabilities

condensed interim consolidated statements of cash flows	(unaudited)

	Three months		Six months
Periods ended June 30 (millions)	2013	2012	2013	2012
		(adjusted)		(adjusted)
OPERATING ACTIVITIES
Net income	$286	$299	$648	$618
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	446	456	897	926
Deferred income taxes	121	141	(191)	(171)
Share-based compensation	13	9	25	16
Net employee defined benefit plans expense	28	26	54	53
Employer contributions to employee defined benefit plans	(130)	(15)	(166)	(131)
Other	3	12	(1)	22
Net change in non-cash operating working capital	(60)	(140)	170	218
Cash provided by operating activities	707	788	1,436	1,551
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	(506)	(536)	(1,008)	(988)
Cash payments for acquisitions and related investments	(3)	(11)	(29)	(41)
Real estate joint venture advances and contributions	(7)	(23)	(11)	(38)
Real estate joint venture receipts	1	18	1	18
Proceeds on dispositions	1	14	1	18
Other	—	(2)	(4)	(23)
Cash used by investing activities	(514)	(540)	(1,050)	(1,054)
FINANCING ACTIVITIES
Dividends paid to holders of equity shares	(209)	(189)	(417)	(377)
Purchase of Common Shares for cancellation	(238)	—	(238)	—
Issuance and repayment of short-term borrowings	(4)	(7)	(1)	(4)
Long-term debt issued	1,700	1,346	2,280	2,696
Redemptions and repayment of long-term debt	(1,174)	(1,394)	(1,825)	(2,786)
Other	(18)	—	(20)	—
Cash provided (used) by financing activities	57	(244)	(221)	(471)
CASH POSITION
Increase in cash and temporary investments, net	250	4	165	26
Cash and temporary investments, net, beginning of period	22	68	107	46
Cash and temporary investments, net, end of period	$272	$72	$272	$72
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(130)	$(110)	$(188)	$(172)
Interest received	$2	$4	$3	$11
Income taxes paid, net	$(82)	$(31)	$(230)	$(79)

3

segmented information	(unaudited)

Three-month periods ended June	Wireless		Wireline		Eliminations		Consolidated
30 (millions)	2013	2012	2013	2012	2013	2012	2013	2012
		(adjusted)		(adjusted)				(adjusted)
Operating revenues
External revenue	$1,510	$1,428	$1,316	$1,237	$—	$—	$2,826	$2,665
Intersegment revenue	12	10	42	43	(54)	(53)	—	—
	$1,522	$1,438	$1,358	$1,280	$(54)	$(53)	$2,826	$2,665
EBITDA(1)	$666	$634	$332	$336	$—	$—	$998	$970
CAPEX, excluding spectrum licences(2)	$171	$194	$340	$354	$—	$—	$511	$548
EBITDA less CAPEX excluding spectrum licences	$495	$440	$(8)	$(18)	$—	$—	$487	$422

					Operating revenues (above)		$2,826	$2,665
					Goods and services purchased		1,222	1,152
					Employee benefits expense		606	543
					EBITDA (above)		998	970
					Depreciation		344	344
					Amortization		102	112
					Operating income		552	514
					Financing costs		132	96
					Income before income taxes		$420	$418

Six-month periods ended June 30	Wireless		Wireline		Eliminations		Consolidated
(millions)	2013	2012	2013	2012	2013	2012	2013	2012
		(adjusted)		(adjusted)				(adjusted)
Operating revenues
External revenue	$2,982	$2,811	$2,600	$2,485	$—	$—	$5,582	$5,296
Intersegment revenue	24	20	83	84	(107)	(104)	—	—
	$3,006	$2,831	$2,683	$2,569	$(107)	$(104)	$5,582	$5,296
EBITDA(1)	$1,332	$1,254	$700	$697	$—	$—	$2,032	$1,951
CAPEX, excluding spectrum licences(2)	$305	$345	$673	$644	$—	$—	$978	$989
EBITDA less CAPEX excluding spectrum licences	$1,027	$909	$27	$53	$—	$—	$1,054	$962

					Operating revenues (above)		$5,582	$5,296
					Goods and services purchased		2,376	2,268
					Employee benefits expense		1,174	1,077
					EBITDA (above)		2,032	1,951
					Depreciation		691	687
					Amortization		206	239
					Operating income		1,135	1,025
					Financing costs		228	182
					Income before income taxes		$907	$843

(1)         Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)         Total capital expenditures (CAPEX).

4